Exhibit 99.7

QUEENCO LEISURE INTERNATIONAL LTD.
(a company incorporated and registered in Israel with registered number 513297648)

2012 ANNUAL REPORT

INTRODUCTION

Queenco Leisure International Ltd., the emerging markets developer and operator of casinos and entertainment centers (unless the context requires otherwise, together with its subsidiaries and associated companies, "we", the "Company” or the “Group”), is pleased to submit its annual report for the year ended 31 December 2012.

On 14 and 30 May 2013, the Company filed its audited consolidated financial statements for the year ended 31 December 2012 (the "Financial Statements"), which were preceded by a description of the Company's operating and financial highlights for the year, as well as reviews by the Company's Executive Chairman and Chief Executive. The Financial Statements, as well as the pro-forma financial information filed in a separate report on 14 May 2013, are incorporated herein by reference; however, for convenience purposes, the reviews are set forth below in full following the Summary.

Unless otherwise indicated, Euro translations of NIS amounts presented in this report are translated using the representative rate of NIS 4.9206 to €1 as of December 31, 2012, and € translations of USD amounts are translated using the rate of USD 1.32 to €1.  With respect to industry and market data, we have relied on publicly available information and although we believe our sources are reliable, we have not independently verified the information contained in such publications.

SUMMARY

The Company is an emerging markets developer and operator of casinos and entertainment centers. The Company was incorporated in Israel and operates through various Israeli and foreign subsidiaries and associated companies. The Company's Global Depository Receipts ("GDR"), each representing 10 ordinary shares of the Company, are listed for trading on the London Stock Exchange. The Group currently operates two casinos in Greece - one in Loutraki (“Casino Loutraki”) and the other on the island of Rhodes (“Casino Rodos” or "Casino Rhodes"), as well as a casino in the Serbian Capital, Belgrade ("Casino Belgrade"), an entertainment center in Prague under the SaSaZu brand, which includes an events hall and a restaurant, and a new project of a hotel and casino in Sihanoukville, Cambodia. For a description of Club Hotel Loutraki S.A., an associated company that operates Casino Loutraki and Casino Belgrade, and our disagreements with the other indirect major shareholder thereof, please see Notes 16 and 32 to the Financial Statements.

As of 31 December 2012, the Group operates approximately 1,474 slot machines and 164 gaming tables across its existing operations. In addition, the Group has a number of complementary businesses at its casino locations, such as hotels and restaurants at its Greek and Cambodian locations and restaurants in Belgrade.

As of the date hereof, the Company views Southeast Asia in general and Cambodia in particular, as its main growth generator in the coming years.

The Group’s total gross revenue (i.e., before turnover taxes) amounted to €43.7 million during the year 2012, as compared to €107.1 million in 2011 and €124 million in 2010 (in 2011 and 2010, not including discontinued operations in Romania). Gross revenues for the year 2012 include only the first quarter revenues of Casino Loutraki and Casino Belgrade. See "Discussion of Financial Information".

Due to various reasons described in this report, the Financial Statements contain a disclosure as to matters that raise substantial doubt about the Company's ability to continue as a going concern.

The Company has recently announced that its board of directors has resolved to offer to its eligible shareholders and GDR holders (as such term shall be defined in a rights issuance memorandum to be distributed to the Company's shareholders and GDR holders) to purchase up to 488,408,824 ordinary shares of the Company, such that each eligible shareholder/GDR holder who holds 100 ordinary shares of the Company (or certificates representing 100 ordinary shares of the Company, in the case of GDR holders) shall be entitled to purchase 80 ordinary shares of the Company (or certificates representing 80 ordinary shares of the Company, in the case of GDR holders) in consideration for a price per share of EUR 0.012. In the event that the entire rights are exercised at the offering, the Company expects to raise approximately €5,861 thousand, and that the price per share shall reflect EUR 0.0303 (as compared to EUR 0.0450 as of the date hereof).  The contemplated rights issue is dependent, among other things, upon the receipt by the Company of a commitment from (Y.Z.) Queenco Ltd., the Company's parent company, and its wholly owned subsidiary, Shachar HaMilenium (1991) Ltd., to subscribe for a minimum of their respective existing pro rata share in the rights issue.  The record date and exact time table pertaining to the rights issue have not yet been determined, and shall be reported on as soon as practicable. In addition, the Company intends to distribute to its shareholders and GDR holders as of such record date a rights issue memorandum that shall set forth the entire terms and conditions of the Rights Issue, including a description of the shareholders and GDR holders who may participate in the offering.  The consummation of the rights issue is not certain.

The Group utilizes a two-tier management approach under which dedicated local management teams with in-house management and legal capability are responsible for the development and day-to-day management of each individual project, with a central management team in Israel, which sets budgets and monitors operations and revenues at both the project and Group level. The central management team also determines the strategy for development of the Group’s business decides upon future investments and is responsible for the appointment of key personnel within the Group. This two-tier management approach is intended to maximize knowledge-sharing within the Group while allowing the Group to remain informed of trends likely to impact the Group’s local operations. However, see also "Group Structure; Disagreements with other Shareholders of the Group; Litigation". As of 31 December 2012, the Group employed approximately 2,287 persons in 5 countries, compared to approximately 2670 persons as of 31 December 2011 and 2,750 persons as of 31 December 2010.

EXECUTIVE CHAIRMAN'S STATEMENT

We have witnessed some progress in Greece, which in the long term will hopefully allow Greece to turn a corner, but uncertainty remains as to the terms of the country’s bailout conditions, which prevents Loutraki and Rhodes from generating strong returns. The reduction in the minimum wage and renegotiation of employees’ collective benefit agreements is allowing us to reduce the cost base in these casinos, and to a degree we are able to lower headcount, but more needs to be done.

Following the dilution of our holdings in Casino Palace, Romania, the casino is being liquidated, allowing us to reduce the losses we have incurred in Romania, while at the same time shift our strategic focus towards South East Asia and away from Europe. The opening of Queenco Casino and Hotel in Sihanoukville, Cambodia, has shown some very promising signs and we remain excited by what we can achieve in Asia in the future.

Despite the decision to cancel the Tender Offer from Queenco we will continue to explore ways of generating returns for shareholders, as well as reduce the expense and complexity of operating two listed companies.

Finally, I would like to thank the shareholders and GDR holders who participated in our recent rights issue.

Haim Assayag
Chairman
14 May 2013

CHIEF EXECUTIVE’S REVIEW

Introduction

The Greek economic crisis has been prolonged by no firm decision from the Greece Government on the European bailout package, and this is creating yet further uncertainty, which is expected to adversely affect the gaming results at Loutraki and Rhodes. The Greek Government’s decision to lower the National minimum wage is welcome and will alleviate some of the burden on costs throughout the Greek operations, in addition to the successful renegotiation of employees’ collective benefit agreements. That said, the terms of the country’s European bailout package have yet to be finalized and this is likely to prolong the situation further.

As we reported during the year, the Group ended its involvement in Casino Palace following the dilution of its holdings, and subsequently the operation has closed until further notice. The Romania court has approved the commencement of bankruptcy proceedings, which are currently in progress. The dilution formed part of the Group’s decision to strategically move away from Europe towards South East Asia, in order to decrease the losses we had previously incurred. The strategy to diverse revenue mix remains on course having successfully soft launched Queenco Casino in Sihanoukville, Cambodia, among other things.

Summary of Financial Performance for the Year Ended 31 December 2012

Gross revenues were €43.7 million (2011: €107.1 million), a decrease of 59.2% whilst net revenues decreased by 58.61% to €31.6 million (2011: €75.3 million), a decrease of €43.8 million, which is mainly due to the consolidation of the Loutraki results for the 2011 2nd, 3rd and 4th quarters in the amount of €35.9 million (as opposed to the inclusion of the results under the equity method for the corresponding quarters in 2012) and to the decrease in win per visit and number of visits in 2012. Revenues continue to be suppressed by the prolonged economic crisis in Greece where the Group generates 94.8% of its gross revenue from its principal assets, Casino Loutraki and Casino Rhodes. The decrease in win per visit and number of visits is putting pressure on EBITDA which remains negative at €6.0 million (2011: negative €2.8 million). The Company's net loss during the period amounts to €39.5 million (2011: €23.2 million).

Cash and cash equivalents amounted to €7.0 million as of December 31, 2012. The Company's management is of the opinion that the Company has good chances of executing a major portion of its plans in a timely manner. Accordingly the Company's management is of the opinion that it's existing cash and the expected inflow of cash through the successful execution of its plans, will enable the Company to meet the needed cash levels required for the Group's operations and the payment of its obligations when due.

Basic loss per share was 6.2¢ (2011: Loss (4.2¢)) and loss per GDR (each GDR representing 10 ordinary shares) were 62¢ (2011: Loss (42¢)).

Operational Review for the Year Ended 31 December 2012

Results by casino for the year ended 31 December 2012 as compared to 2011:

Casino	Gross Gaming Revenue (EUR m)		Net Revenue (EUR m)		EBITDA (EUR m)		Visits (000’s)		Gross Win per Visit (EUR)		QLI's Economic Interest
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Loutraki	94.9	132.7	67.6	93.6	(4.7)	(0.6)	746	909	128	146	38.5%
Rhodes	20.0	24.2	14.4	17.9	0.04	1.7	156	153	128	159	91.6%
Belgrade	7.9	9.4	7.3	8.1	0.5	(0.3)	224	241	35	39	34.6%
Sasazu	-	-	5.0	4.7	0.2	(0.1)	-	-	-	-	100%
Cambodia	1.3	-	0.6	-	(1.0)	-	14	-	62	-	70%

Club Hotel Casino Loutraki

Gross gaming revenues for the year ended 31 December 2012 were €94.9 million (2011: €132.7 million), while net revenues were €67.6 million (2011: €93.6 million). Over the course of the year Casino Loutraki generated negative EBITDA of €4.7 million (2011: negative €0.6 million EBIDTA), reflecting the continued distress in the Greek economy which is putting pressure on customers’ disposable income, visitor numbers and subsequently win per visit.

Until the situation in the €zone is resolved, the effects on our customers, as well as our business are likely to remain challenging.

Up until and including the Company's 2011 financial statements, the results of operations of CHL (which include Casino Beograd results) were proportionally consolidated into the Company's consolidated financial statements, by virtue of it being controlled by a chain of holding companies, in which the Company has a joint controlling interest.  As a result of various disagreements between the major shareholders of these holding companies, an exceptional situation exists where the Company has the power to express its joint control in the holding companies but not in CHL, and therefore, its joint control in CHL has effectively ceased. Consequently, commencing on March 31, 2012, CHL's results are presented under the Equity Method as prescribed by IAS 28.

The Company's consolidated statements of comprehensive income (loss) include the proportionally consolidated profit and loss of CHL for the three months ended 31 March, 2012; and the results for the 2nd 3rd and 4th quarters of 2012 are presented in share of results of an associated company in the amount of (€8.0) million. An impairment test made by the Company resulted in an impairment charge of €46.6 million in the group's consolidated statements of comprehensive income (for further information, see note 16 to the Financial Statements).

Casino Belgrade

Gross gaming revenues for the year ended 31 December 2012 were €7.9 million (2011: €9.4 million), whilst net revenues were €7.3 million (2011: €8.1 million). This decrease in revenues reflects the economic deterioration which is spreading throughout Europe and affecting other gaming markets including Serbia. Cost cutting measures have been implemented at Casino Beograd to improve efficiencies and to try and counteract the impact of the €zone crisis.

Casino Rhodes

As would be expected, revenues at Casino Rhodes, the only casino located on the holiday island of Rhodes, continue to be impacted by the uncertainty in the €zone and the pending Greek decision on their bailout conditions. Gross gaming revenues amounted to €20.0 million (2011: €24.2 million) and net revenues amounted to €14.4 million (2011: €17.9 million) mainly due to a reduction in wins per visit which is attributed to visitors' lower disposable income. EBITDA generated for the year was at €0.04 million compared to EBITDA of €1.7 million for the previous period last year. Casino Rodos incurred a net loss during the year of €2.4 million (2011: loss of €1.2 million).

SaSaZu (Prague)

During the year, the gross revenue at SaSaZu increased by 5.3%, and amounted to €5.0 million (2011: €4.7 million), and the Group is pleased to report a positive EBITDA of €0.2 million compared to negative EBITDA of €0.1 million for 2011, reflecting the successful marketing initiative the Group has implemented in 2012. Due to the success of the concept in the Czech Republic, the Group has planned to export the brand to other QLI operations, however due to the current economic climate in Europe, the Group is currently considering ways to implement the expansion.

Queenco Casino, Sihanoukville

During the year, the Queenco Casino in Sihanoukville has gone through a soft launch and we are encouraged by the revenue generation that the Casino is currently creating for the Group. This further confirms our strategy to move away from European gaming markets and further explore the opportunities that South East Asia has to offer.

Outlook

As previously reported the Group has decided not to enter new developments in Europe but will continue to explore online gaming opportunities in the countries where it operates.

The Greek economy remains stagnant and opportunities in Eastern Europe have also decreased since we first entered these markets, hence our decision to move away from European markets. We have begun to diversify our revenue mix in South East Asia with the opening of Queenco Casino in Sihanoukville and we will continue to explore opportunities there and in online gaming.

Yigal Zilkha
Chief Executive
14 May 2013

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our business and our industry.  These forward-looking statements involve risks and uncertainties.  Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions identify forward-looking statements.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under "Risk Factors" below, and elsewhere in this report. The forward-looking statements made in this report relate only to events as of the date on which the statements are made.  We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

INDUSTRY BACKGROUND, COMPETITIVE STRENGTHS, STRATEGY AND CHALLENGES

Industry Background

The gaming industry is significantly affected by global and local economy, as well as by local regulatory environment. A decrease in private consumption resulting in a decrease in leisure expenses adversely affects gaming operations. In addition, regulations can limit competition by limiting the number of casinos' licenses allowed and by setting high barriers to entry, such as high initial set-up costs. However, regulations can also impose cumbersome requirements regarding the operations of the casinos, which could in turn increase the operational expenses of the casinos.

The Group currently operates in Greece, Serbia, the Czech Republic and Cambodia.

The Greek gaming market has suffered from the economic crisis as reflected by a decrease of 56% in the combined income of all the Greek casinos from 2008 through 2012 (from € 744.5 million in 2008 to € 330.2 million in 2012). There has been a decrease of 5.6% in the number of visits in 2012 as compared to 2011 (from 3.38 million visits in 2011 to 3.19 million visits in 2012); a decrease of 21.3% in total casino revenues ("win"); and a decrease of 16.7% in the average win per visit (from € 124 per visit in 2011 to € 103 per visit in 2012). Greek law prohibits any gambling, other than sports bets and lottery, which does not take place at a licensed casino or club in the manner provided in such casino or club's license, or which is not carried out by an authorized entity. Currently there are 9 licensed casinos in Greece, including our two casinos in Loutraki and Rhodes. Our casinos exclusivity has expired, however, to our knowledge, the government policy is that no more than one casino shall operate in each area (except in Athens). On 22 August, 2011, the Greek government amended some of its gaming regulations, pursuant to which, among other things, it granted OPAP, the local Greek lottery and sports betting operator, a concession for the operation of 35,000 gaming machines. As of the date hereof, OPAP has not yet acted on this concession, but should it act on it, competition is expected to increase for our casinos in the area of gaming machines. In 2012, the field of gaming machines throughout Greece produced income of € 193 million, constituting approximately 58% of the total income of the Greek casinos from games. In addition, according to various publications, the Greek government intends to issue between 15 to 50 on-line gaming licenses, which could also increase competition. CHL has incurred additional expenses in connection with the enforcement of the Greek law prohibiting smoking in public areas, and is required to maintain air filtering systems for the areas where smoking is allowed.

The gaming industry in Serbia has been regulated only since 2005 and since November 2011, a new gaming law provides that the operation of casinos, internet betting and sport betting requires a license to be granted for a 10 year period. The law also provides for a turnover tax of 5%-15% to be levied on operators. Casino Belgrade has been granted exclusivity in the city of Belgrade until the end of 2020. However, pursuant to unofficial data, there are approximately 1,900 licensed gambling centers in Serbia, operating 19,200 gaming machines, and there is one casino fairly close to Belgrade, which poses competition to our Belgrade casino. There are a total of 261 gaming machines in the two Serbian casinos combined. In addition, during 2010, the Serbian lottery company has commenced operating several games including lottery, poker and sports gambling; and there are several companies operating approximately 100 internet gambling in the Serbian language.

Cambodia is located in South East Asia between Thailand and Vietnam, neither of which currently permits gambling. The gaming industry in Cambodia has been developing since 1994. Cambodian citizens are forbidden from attending and playing at casinos unless they carry an additional citizenship. Cambodia is considered one of ten countries in the world developing at the highest rate, and its economy has been growing at a rate of 7.7% a year since the year 2000. The tourism industry is the second largest industry in Cambodia, accommodating more than two million tourists a year since the year 2007. In 2011, approximately 3 million tourists visited Cambodia, and it is expected that 5 million tourists will visit Cambodia in 2015. The only corporation engaged in the gaming industry in Cambodia with respect to which public information is available is Nagacorp, a Hong Kong based public company operating a casino and a hotel in Phnom Penh. In 2012, Nagacorp's revenues and EBITDA amounted to $279 million, or €211 million, and $138 million, or €105 million, respectively. Nagacorp's net profit in 2012 amounted to $113 million, or €86 million. In Sihanoukville where we operate our hotel and casino, there are 5 small-medium size operating casinos.

In Prague, we operate an entertainment center under the SaSaZu brand, which includes an events hall and a restaurant. The center does not include any gaming operations.

Competitive Strengths

We believe that the Group benefits from the following competitive strengths:

•	Operations of leading casinos in Greece, including the Loutraki casino, which has been one of the leading casinos in Greece by drop and win revenues since it opened in 1995;

•	Promising project in South East Asia (Cambodia), which the Group views as its main growth generator in the coming years;

•	Experienced management teams both centrally and at each local level;

•	Experience in dealing with governments and regulations;

Strategy

The Group's objective is to become the leading gaming company in its chosen markets by providing superior gaming experiences, products and services. Due to the economic crisis in Europe, the Group plans to diverse its revenue mix, to implement cost savings plans in its existing locations and to realize excess assets (such as the Group's properties in Bulgaria). The Group will pursue the following strategies in order to accomplish its objectives:

•	Focus on the South East Asia market, which the Group views as its main growth generator in the coming years;

•	Implement focused marketing strategies, as well as increase the attractiveness of its locations;

•	Explore online gaming in areas where the Group already operates;

•	Capitalize upon the two-tier management structure and management experience to create a single management model across the Group;

•	Continue to focus on the leisure industry; and

•	Strengthen its brand.

Challenges

As an emerging markets developer and operator of casinos and entertainment centers, we face several challenges, including:

•
The current global economic crisis in general and the economic crisis in Greece in particular adversely affect our operations; and in order to improve our results of operations we must succeed in implementing cost-savings plans until the economic situation betters. In addition, our results of operations are dependent upon the operations of Casino Loutraki, which has also suffered from the economic crisis;

•	Internet-based gambling as well as insufficient regulation of the gaming industry, especially in emerging markets, could result in increased competition for our operations;

•
We may not succeed in implementing our plans in South East Asia, which is a developing region subject to greater risks than more developed markets, including legal, regulatory, economic and political risks.

In addition, our results of operations are adversely affected by our disagreements with the other major indirect shareholder of CHL, which holds Casino Loutraki and Casino Belgrade, and with Casino Austria International Holding GmbH ("CAIH"); and until we resolve these disagreements, our results of operations and the operations of Casino Loutraki and Casino Belgrade, as well as our ability to affect such operations, will continue to be adversely affected. See "Disagreements with Other Shareholders of the Group; Litigation."

The economic crisis and shareholders disagreements referred to above, have brought the Group to operating losses for the years 2012, 2011 and 2010, and to negative cash flows from its continued operations, amounting for the year ended 31 December 2012 to approximately € 3.6 million. The Group's net deficit in working capital amounted to approximately € 2 million at 31 December 2012.

As a result, the Company was not able to meet its original repayment schedules of loans and credits received from Queenco and from a previous shareholder in Dasharta (a company indirectly jointly controlled by the Company), from whom the Company purchased residual shares in said company in 2008. The said liabilities to the previous shareholder in Dasharta amounted as at 31 December 2012 to €648 thousand. The liabilities to Queenco amounted as at 31 December 2012 to NIS 25.2 million, or € 5.1 million. During 2013, the Company received additional loans from Queenco amounting to NIS 3.5 million, or €0.7 million.  So far, the Company has succeeded in reaching understandings with Queenco and the abovementioned previous shareholder regarding a rescheduling of the repayment schedules such that they will coincide with the Company's payment abilities. Company's management is of the opinion that they will succeed in the future, if needed, in rescheduling the repayment schedules of loans from both Queenco and the previous shareholder. However, the current payment schedule of the loans from Queenco is in line with the repayment schedule of Queenco of debentures issued by it. Accordingly, the ability of the Company to re-schedule the payment terms of the loans from Queenco is dependent on the ability of Queenco to obtain other financing sources to repay its debentures obligations.

As of the date hereof, the Company is again late in paying the interest and differentials accrued on the loans received from Y.Z. Queenco. As of the date hereof, approximately NIS13 million, or €2.6 million, of our debt to our controlling shareholder is payable on demand.

The Group is continuing in the implementation of its cost savings plans and is in the process of expanding their scope, mainly in Rhodes, due to the decrease in revenues caused by the economic situation. In addition, the Company completed a rights issuance in November 2012 and is examining options of bringing in strategic partners at different levels of activity. The Company has recently announced its intention to undertake an additional rights issuance (see "Summary" above).

The Group is also in a process of realization of excess assets.  As part of this process, the Company's airplane was sold during October 2012. The Company's real estate in Bulgaria (which is not in use by the Group) is designated for sale. In view of its obligations to Queenco (first main tranche is due in December 2013), the Company's board of directors resolved in February 2013 to offer for sale the Company's 9 Hectare plot in Cambodia, if needed to enable the Company to meet its obligations. The Company has contracted a selling agent in Cambodia to help it in realizing the property.

The Company's ability to meet all its obligations in the foreseeable future is highly dependent on the Company's ability to successfully execute the above mentioned plans. The aforesaid, together with the above described matters raise substantial doubt about the Company's ability to continue as a going concern.

The timing and scope of the success in the execution of some of these abovementioned actions depend on agreements with third parties and/or are affected by processes and other factors which are not under the Company's control. Nonetheless, the Company's management is of the opinion that the Company has good chances of executing the sale of the land in Cambodia and at least a major portion of its other plans in a timely manner. Accordingly, the Company's management is of the opinion that its existing cash and the expected inflow of cash through the successful execution of the above mentioned plans, will enable the Company to meet the needed cash levels  required for its operations and the payment of obligations when due.

For additional challenges, see "Risk Factors" below.

BUSINESS' REVIEW

History

The Company was incorporated in Israel in 2002 and acquired its interests in the Loutraki and Rhodes operations in January 2003. The Loutraki casino commenced operations in 1995, while the Loutraki hotel opened in 2002. The Rhodes casino commenced operations in 1999, while in 2002 a hotel was opened within the building. In 2004, the Group increased its stake in the Rhodes Casino Company to 91.6%. In 2005, the operations in Loutraki were expanded, with the opening of a new casino hall.

In 2004, the Group purchased real estate assets in Bulgaria, with the intention of developing additional casinos, however, due to the complex regulatory gaming regime in Bulgaria, the Company has decided to sell the assets in Bulgaria.

In December 2005, Grand Casino d.o.o. Belgrade, a Serbian company which owns Casino Belgrade, was granted a ten-year license for the exclusive operation of a casino in Belgrade. Casino Belgrade underwent a soft opening on 30 June 2007 and fully opened during February 2008. In December 2008, CHL entered into an agreement with Casino Austria AG ("CAAG") for the purchase of CAAG’s 51% holding in Casino Belgrade for €42 million (which were paid on December 2009), increasing CHL's total stake in the casino to 90%, and QLI’s indirect holdings and economic rights to 30.7% and 34.7%, respectively.

In March 2009, we commenced operations of an entertainment centre in Prague, the Czech Republic, under the SaSaZu brand, which includes an Asian restaurant and an events hall. Based on a 2006 Memorandum of Understanding, Nadji Club sro, a wholly owned subsidiary of QLI, entered during February 2011 into a sub-lease agreement with Delta Center A.S., which sets the term and rental fees for the lease rights of the SaSaZu entertainment center. For further information regarding the status of this sub-lease, see "Operations in Prague, Czech Republic."

Since 2007, the Company owned, through a number of holding companies, a casino in Bucharest, Romania, which commenced operations in 1995. Due to ongoing losses, the Group's management decided to dispose of the operating segment in Romania, and in November of 2011, we entered into a letter of intent with an unaffiliated third party wishing to invest in the casino. In March, 2012, 51% of the shares of the casino's holding company were issued to the investor and the Group ceased having control over the operations of the Bucharest casino. The sale of our interests in the Bucharest casino is in line with the Group’s strategic decision to move away from Europe and increase the Group’s operations in South East Asia, where the opportunities remain more lucrative. In late April 2012, we were informed that the casino was closed until further notice and currently, the casino's holding company is undergoing insolvency proceedings.

During 2007 and 2008 we have entered into two agreements for the purchase of two parcels of land in Cambodia, located in Sihanoukville, a coastal area in south-west Cambodia. The first parcel of land was purchased in February 2007 through a foreign subsidiary wholly owned by Agastia Holdings Ltd., an affiliate of the Company, indirectly jointly controlled by it. The second parcel of land was purchased during January 2008 by a wholly owned foreign subsidiary of the Company.

On 16 September 2010 we signed a memorandum of understandings with a third party for the formation of a joint venture company to carry out hotel, casino and a restaurant as well as other associated businesses at the Queenco Casino Hotel in Sihanoukville, Cambodia. The project was soft launched in 2012.

2012 Equity Developments

As of the date hereof, the Company's major shareholders are Queenco, a Tel-Aviv Stock Exchange-listed company, with 38.77% of the outstanding share capital, Shachar Hamilenium (1991) Ltd. (“Shachar”), a wholly owned subsidiary of Y.Z. Queenco, with 28.29% of the outstanding share capital, and Yigal Muli Tourism Ltd. (“Yigal Muli”), with 9.26% of the outstanding share capital. Y.Z. Queenco and Yigal Muli are controlled by Yigal Zilkha.  In October 2012, Mr. Zilkha has entered into agreements to sell shares, representing a total of 19.98% of the voting rights of Queenco, and options of Queenco, to two purchasers, one of whom is Mr. Haim Assayag, the chairman of our board of directors; however, most of the shares and options are pledged to a bank to secure Mr. Zilkha's obligations towards the bank, and until such pledge is released, the shares and rights attached thereto remain with Mr. Zilkha.

During the second quarter of 2012, Y.Z. Queenco has offered to purchase all the share capital of the Company (except its shares and the shares held by Shachar) in consideration for newly issued shares of Y.Z. Queenco, such that every holder of 1% of the share capital of the Company shall be issued shares representing 0.95% of the share capital of Y.Z. Queenco. This offer required a very high acceptance rate, and although a vast majority of the Company's shareholders and GDR holders have expressed their acceptance of the offer, it did not receive enough support to allow its consummation and was terminated on 22 May, 2012.

On 12 November 2012 the Company increased its authorized share capital to NIS 800,000,000 consisting of 800,000,000 ordinary shares, each having a nominal value of NIS 1.00.

On 19 November 2012 the Company completed a rights issue of its ordinary shares ("New Shares"), of which a  portion were offered in the form of GDRs, pursuant to the terms of a rights issue memorandum dated 31 October 2012. The completion of the rights issue resulted in the subscription of 257,057,276 New Shares par value NIS 1.00 each of which 48,867,580 are represented by GDRs (including through an over-subscription mechanism as detailed in the rights issue memorandum) for a total consideration of approximately €4 million (including approximately €2.9 million received from the Company's controlling shareholders, through an offset of part of the Company's outstanding debt under loans extended thereto from the controlling shareholder). Dealings on the London Stock Exchange in new GDRs representing 48,867,580 New Shares commenced shortly after completion of the rights issue. Following the rights issue, the issued share capital of the Company is comprised of 610,511,030 ordinary shares with a nominal value of NIS 1.00 each.

Our Operations

The Group currently operates two casinos in Greece (one in Loutraki and one on the island of Rhodes), a casino in Belgrade, Serbia, and an entertainment center in Prague under the SaSaZu brand, which includes an events hall and a restaurant. In addition, in 2012 we soft launched a casino in Sihanoukville, Cambodia. We have discontinued our operations in Bucharest, Romania during 2012. For a description of Club Hotel Loutraki S.A., an associated company that operates Casino Loutraki and Casino Belgrade, and our disagreements with the other indirect major shareholder thereof, please see Notes 16 and 32 to the Financial Statements.

The following table sets forth the operational information regarding each of the Group's currently active casinos and entertainment centers as of 31 December, 2012:

Operation	Gaming positions	Casino floor area	No. of hotel rooms	Facilities
Loutraki	793 slot machines, 82 tables	5,500m2	275 rooms (including 20 suites)	Five star hotel, indoor and outdoor swimming pools, gym, spa, dining room, three restaurants, two bars, conference centre
Rhodes	310 slot machines, 34 tables	3,000m2	33 suites	Historic building, five star boutique, dining rooms, two restaurants, bar, outdoor swimming pool, 24-hour butler service.
Cambodia	128 slot machines, 13 tables	1,500m2	60 rooms	58 rooms' hotel; entertainment center with 2 restaurants.
Belgrade	243 slot machines, 35 tables	10,000m2	--	Entertainment centre with three restaurants, two bars, two shops and a ballroom.
Prague	--	5,000m2	--	Entertainment center with a restaurant and an events hall

The Company’s share of the gross gaming revenue of the various operations is broken down as follows:

	31 December
	2012 (€, in thousands)	2011 (€, in thousands)	2010 (€, in thousands)
Loutraki*	47,448	66,326**	82,478
Rhodes	19,980	24,232	27,468
Belgrade*	3,950	4,712	5,399
Cambodia	1,279	-	-
Total	72,657	96,885	115,345

* These numbers represent 50% of the gross gaming revenues in order to allow comparison to the annual historical results; however, commencing on 31 March 2012, the results of operations of these casinos are not proportionally consolidated into our financial statements but rather are incorporated into our financial statements under the equity method.

** Restated.

Operational results by casino/entertainment center (not including discontinued operations) for the twelve months ended 31 December 2012 as compared to the twelve months ended 31 December 2011, are broken down as follows:

Casino	Gross Gaming Revenue (EUR m)		Net Revenue (EUR m)		EBITDA (EUR m)		Visits (000’s)		Gross Win per Visit (EUR)		Company's Economic Interest
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Loutraki	94.9	132.7	67.6	93.6	(4.7)	(0.6)	746	909	128	146	38.5%
Rhodes	20.0	24.2	14.4	17.9	0.04	1.7	156	153	128	159	91.6%
Belgrade	7.9	9.4	7.3	8.1	0.5	(0.3)	224	241	35	39	34.6%
Sasazu	-	-	5.0	4.7	0.2	(0.1)	-	-	-	-	100%
Cambodia	1.3	-	0.6	-	(1.0)	-	14	-	62	-	70%

* As of 31 December 2011 Loutraki is consolidated in the Company's financial statements as 50% while the results of Rhodes, Bucharest and Sasazu are fully consolidated. As of 31 December 2012, Loutraki is included under the equity method, while Bucharest's operations have been discontinued.

The following table sets out information on the number of people employed within the Group as at 31 December, 2010, 2011 and 2012, by location:

	2012	2011	2010
Company headquarters, Israel	8	8	14
Loutraki	1,430	1,726	1,595
Rhodes*	233	258	306
Bucharest	-	298	340
Belgrade management and casino operations	374	374	Approx. 420
Prague	42	50	65
Cambodia	200	-	-
TOTAL	2,287	2,714	approx. 2,750

* Because of the seasonality of the Rhodes operations, significantly more personnel are employed in the summer than in the winter.

Operations in Greece

Casino Loutraki

License and Operations

We hold an indirect 34.1% interest in CHL, through Israeli and foreign corporations (see "Group Structure" below). CHL, a Greek corporation, is a party to a joint venture with Anonymi Touristiki Etaireia Kosino Loutrakioy A.S. ("ATEKL"), which is wholly owned by the Loutraki Municipality. The joint venture holds a governmental license to operate a casino, hotel and a marina in Loutraki, which is located approximately 70 KM west of Athens. The license was granted on 15 February 1995 for a period of 50 years. CHL currently holds an 84% interest in this joint venture. According to the joint venture agreement, CHL's interest in the joint venture decreases over time and will reach 50% after 38 years of operations (the year 2033). The entire rights in the venture will be transferred to ATEKL upon the lapse of the casino license term after 50 years of operations (the year 2045). Under the terms of the joint venture, ATEKL is entitled to a minimum share of $1 million, or €0.8 million, out of the casino's revenues. In addition, the joint venture undertook to build a marina in Loutraki within 42 months from the date the joint venture receives a building permit. In order to ensure the consummation of the investment plan and CHL's undertakings pursuant to the joint venture agreement, CHL has deposited checks in a total amount of € 6 million. Although CHL has filed initial plans to build the marina, a license to build has not yet been received. According to CHL's legal advisors, since the reasons for the delay are not related to the joint venture, the joint venture is not in breach of the casino license with respect to its undertaking to build the marina. The approximate cost of building the marina is € 35 million (excluding VAT).

The governmental license provides, among other things, for the kind of games allowed and their operations and for a governmental oversight of the casino operations. In addition, the license provides for a 35% tax on the gaming revenues and an annual levy of € 734 thousand (which payments will be reduced in the event that more than one casino shall operate in the area of Athens). In 2011 and 2012, the joint venture has paid governmental and local authorities (excluding income tax, entrance tickets and the city's share of the joint venture) a total of €47,326 thousand and €34,097 thousand respectively.

Casino Loutraki operates 24 hours a day, seven days a week, 363 days a year, and as of 31 December, 2012, employed approximately 1,430 persons. The casino is located on an area of approximately 5,500m2 on two floors. In addition, the casino contains 82 gaming tables, including roulette, blackjack, Caribbean Stud poker and Texas Hold'em Poker and 793 slot machines. Until October 2012, Casino Loutraki charged up to €15 as entrance fees to the casino, of which €12.5 were paid to the Greek Government. Commencing November 2012, the entrance fees were reduced to € 6, of which €4.8 are paid to the Greek Government. The joint venture charges different entrance fees from different players based on their level of play, prior visits, etc., however, the government charges the €4.8 fixed amount with respect to each entrance.

The Loutraki operations include a five-star hotel with 275 rooms, including 20 luxury suites, indoor and outdoor swimming pools, a gym, spa, two bars and three restaurants. Management views the hotel and its ancillary services as a separate profit unit, which also serves as a marketing arm of the casino that can be used to increase the revenues from the casino. In addition, as a marketing tool, the casino provides players with high profit potential free accommodations at the hotel.

Most of the casino employees are union members and are therefore entitled to certain fixed salary increases. During May 2012, the casino employees went on a 24 hours strike in three different occasions as part of negotiations for the 2012 collective bargaining agreement.  On 5 June 2012, a new collective bargaining agreement was entered into between CHL and its employees, effective from 1 January 2013 and until 31 December 2013. The agreement provides, among other things, for a salary reduction and a decrease of the working week to four days. The total savings resulting from such provisions amount to 21.1% of the total salary paid to the employees.

The major competition faced by Casino Loutraki is posed by Casino Mont Parnes in Athens, which, to the Company's knowledge, operates 68 gaming tables and 692 slot machines. Casino Mont Parnes' market share constitutes 50.7% of the drop of the two casinos in 2012 as compared to 48.6% in 2011.

Financial Position

Until 31 December 2012, CHL's total investment in the hotel and casino (including building expenses, a land purchased by CHL, furniture, gaming tables, slot machines, vehicles, etc.) amounted to € 214 million, which depreciated cost as of 31 December 2012 amounted to € 106 million.

Approximately 71% of the gross gaming revenues of the Group in 2011 were represented by Casino Loutraki, and following the incorporation of Casino Loutraki's results pursuant to the equity method commencing with the Company's 31 March, 2012 financial statements, Casino Loutraki results may still have a material effect on the Company's results of operations.

The Company has performed an impairment test of its investment in CHL for the purpose of the Financial Statements, following which the Company recorded an impairment charge of €46.6 million in its consolidated statements of comprehensive income. For a description of the circumstances surrounding such impairment test and the assumptions and method underlying it, see note 16 to the Financial Statements.

Visits to the casino decreased to 746 thousand visits in 2012 (a decrease of 18% as compared to 2011). The decrease in visits to the casino (which is consistent with the entire market's behavior) is an outcome of the economic crisis in Greece and an increase in VAT and tax on private income affecting consumer spending in Greece. Win per visit declined by 13%, resulting from the lower spending in the current environment. Consequently, gross revenues of the casino in 2012 have declined by 28% as compared to 2011, to € 101 million, and its net loss in 2012 amounted to €21.9 million.

CHL incurred a net loss of €30 million (on a consolidated basis) during the year ended December 31, 2012, and as of that date, CHL's current liabilities exceeded its current assets by €64 million (of which €39 million are unsecured credit to Bank Piraeus, which can be called up at any time by the bank). CHL’s management does not expect that existing cash reserves together with cash generated from the operations will be sufficient to repay the total credit facility if it is called up. CHL's 2013 budget is showing a significant loss and additional negative cash flow for which no funding source is available. The Company's management is of the opinion that there are significant doubts as to the ability of CHL to continue its operations as a going concern in the foreseeable future.

As per information received from CHL's management, it believes that the on-going negotiations with Piraeus Bank regarding the unsecured credit will have a positive outcome in terms of a prolonged schedule of repayment. Furthermore, CHL’s management continues its efforts towards severe cost cutting in 2013. In addition, CHL has unsecured assets which can be used to secure future debt financing, if needed. The Company is not obligated to provide a capital injection to CHL or to cover its liabilities and to the best of the Company’s knowledge, PBS's cash position as of 31 December 2012 is approximately € 8.3 million.

Please also see "Industry Background" above and the risk factors relating to Casino Loutraki under "Risk Factors" below.

With respect to our disagreement with the other major ultimate shareholder of CHL, and its effect on our results of operations, see "Disagreements with Other Shareholders of the Group; Litigation - Disagreements with Club Hotel and Related Litigation."

Casino Rodos – Rhodes

License and Operations

We hold an indirect 91.6% in the operator of Casino Rodos, Rhodes Casino S.A.

Rhodes Casino S.A. was awarded a license to operate a casino following its participation in an international tender in 1996. The term of the license is indefinite, and it is the only license currently granted on the island of Rhodes. The license provides, among other things, for the payment to the Greek government of an annual amount of € 587 thousand and 32% of gaming revenues; for various payments to the Rhodes municipality; and for an undertaking to cause the consummation of beneficial investments in Rhodes in the amount of € 59 million (the "Investment Undertaking"). The Company believes, based on the advice of its legal representatives, that the Investment Undertaking is the sole responsibility of Emporiki Bank, a former shareholder of Casino Rhodes, and that although Casino Rhodes may suffer adverse consequences if the Investment Undertaking is not materialized (including fines and termination of the license), the casino will have a right to demand damages from Emporiki Bank if it can prove that it has acted to the best of its ability to affect this undertaking but has failed due to the bank's failure to finance the project. Casino Rhodes' legal advisors are of the opinion, that as of the date hereof, the risk of losing the license in this context is low. In the years 2011 and 2012, Casino Rhodes has paid governmental and local authorities (excluding income tax and entrance tickets) a total of €9,409 thousand and €7,194 thousand, respectively.

The site of Casino Rodos includes a five-star boutique hotel, which is leased from the municipality of Rhodes until the year 2026 in consideration for 2% of its income. The hotel includes 33 suites, two restaurants, an outdoor swimming pool and a 24-hour butler service. Commencing with the year 2012, the hotel is treated an independent profit unit, with the intention of improving its efficiency and service. The hotel continues to serve as the marketing tool for the casino. Casino Rodos offers 310 slot machines, which are upgraded on a regular basis, and 34 gaming tables and includes a private gaming room in addition to the main gaming floor. The casino and hotel are located on a property owned by the Greek government and are leased by the local municipality to the Rhodes Casino S.A. until 2026. Until October 2012, Casino Rodos charged up to € 15 as entrance fees to the casino, of which € 12.5 were paid to the Greek Government. Commencing November 2012, the entrance fees were reduced to € 6, of which € 4.8 are paid to the Greek Government.

As of 1 November 2012, Casino Rodos commenced operating in a limited capacity during the winter months in order to account for the material decrease in tourism to Rhodes during the winter months, which adversely affects the casino operations.

Financial Position

Due to the general economic slowdown in Greece and the increase in VAT and tax on private income, which affects consumer spending in Greece, although the number of visits in Casino Rodos during the year 2012 has not materially changed from the year 2011 (156,000 as compared to 153,000), there has been a decrease of almost 19% in the casino's gross revenues, from € 25,681 thousand in the year 2011 to € 20,871 thousand in the year 2012, and its net loss amounted to €2,380 in 2012, as compared to €1,158 in 2011. The decrease in gross revenues is mainly attributable to a decrease of 20% in the win per visit from €159 for the year 2011 to €128 for the year 2012.

As of the date hereof, Rhodes Casino S.A. owes €6.8 to a consortium of banks pursuant to a loan extended by the banks in 2000, prior to the acquisition of the project by the Group. The loan was originally due during 2013; however, pursuant to an October 2011 agreement with the consortium, the term of the loan has been extended to 2018, bearing an interest at the rate of 3.5% +Euribor (for six months). The loan is currently secured by a lien on the shares of Rhodes Casino S.A. and by a limited guarantee of Queenco in the amount of €8.3 million and a bank guarantee of the Company in the amount of € 0.8 million.

Casino Rhodes has extended a loan to the Company in the amount of € 400,000 (as of 31 December, 2012), and has a right to demand immediate payment thereof.

The Island of Rhodes is difficult to access in the off season and since Casino Rodos is ideally suited to the high roller market, the Group entered in 2008 into an agreement for the purchase and renovation of a private jet with a total cost of approximately €3.7 million in order to accommodate new and returning VVIP customers. On 19 March 2012, we entered into an agreement with an unaffiliated party for the sale of the jet for an amount of $2,200 thousand, or €1,667 thousand (net of fees and other expenses). The transaction was expected to close during May 2012 but its consummation has been delayed. In October 2012, we completed the sale of the jet to the third party in consideration for an aggregate net amount of approximately $2,150 thousand, or €1,629 thousand (excluding commissions and other expenses).

Please also see "Industry Background" above and the risk factors relating to Casino Rodos under "Risk Factors" below.

Operations in Belgrade, Serbia

Casino Belgrade is operated by Grand Casino d.o.o Beograd, in which CHL holds a 90% interest. The Company's indirect interest in the casino operations is 30.7%, while its economic rights (reflecting a dividend preference) amount to 34.7%.

Casino Belgrade commenced operations in full capacity during February 2008. It targets VIP customers, focusing on business visitors, tourists and expatriates living and working in Belgrade as well as the city’s local population of almost two million. The site includes a 10,000m2 entertainment center with three restaurants, two bars, two shops and a ballroom. The casino area now contains 234 slot machines and 36 gaming tables. The casino location is leased from CHL for €600,000 per year and additional revenue related fees.

In 2012, the number of visitors to the casino has decreased by 7% as compared to 2011, to approximately 224 thousands visits, while the win per visit has remained constant at € 36.5. Consequently, the gross revenues of the casino have decreased by 11% in 2012, to € 8.4 million, and its net loss in 2012 amounted to € 3.8 million. The decrease in the number of visits is attributed to the general economic slowdown in Serbia and its effect on the players' leisure spending budget.

As part of the casino's cost savings efforts, the casino has reduced its operating hours during 2010, and is now operating between 14:00 to 07:00, instead of operating 24 hours a day. The Group aims at creating a reliable reputation for the casino and position Casino Belgrade as a total entertainment center offering, alongside a unique gaming experience, other entertainment and leisure services such as restaurants, shops and other services, all in order to increase the amount of visits to the casino and deal with the competition posed by the licensed slot machine halls.

Under a recent amendment to the Serbian Gaming Law, Casino Belgrade shall enjoy exclusivity in Belgrade until December 2020; and its license shall be renewable for a fee of € 0.5 million.

Please also see "Industry Background" above and the risk factors relating to Casino Belgrade under "Risk Factors" below.

Operations in Sihanoukville, Cambodia

We currently view Southeast Asia in general and Cambodia in particular, as our main growth generator in the coming years. Accordingly, we have taken, and will continue taking, various steps in order to promote our business in this region.

Queenco Casino Hotel

In November 2011, we entered into an agreement with an unaffiliated third party (the "Cambodian Partner") to develop a joint venture, which shall be engaged in the operation of a hotel, restaurants, casino and other tourist endeavours in the Queenco Casino Hotel, located in Sihanoukville, Cambodia. The agreement was based on a memorandum of understanding from September 2010, and provided, among other things, that:

•	the Company will indirectly hold a 70% interest in the joint venture;

•	the Cambodian Partner will lease the hotel to the joint venture for an initial period of 25 years, and the Company will have an option to extend the lease for an additional period of 25 years.

•
commencing with the third year of the lease (2014), the Cambodian Partner shall be entitled to a $30 thousand, or €23 thousand, monthly rent; while the first two years of the lease shall be exempt from rent payments in order to allow the renovation of the hotel. The Company shall be responsible for the renovation of the hotel and shall develop a new wing for the hotel;

•	the Company and the joint venture shall enter into a service agreement for the management of the casino and hotel;

•	the Company has paid $720 thousand, or €545 thousand, as an advance on account of two years of the lease.

Commencing on December 2011, we have soft-launched the joint venture and opened the 58 room hotel, a restaurant and Queenco Casino, which currently includes approximately 128 slot machines and 13 gaming tables. Commencing in January 2011, the hotel is operated by the Company and serve the casino's guests, among others. As of the date hereof, the casino employs 200 employees at an average salary of $260, or €197. We intend to continue to expand the first phase of the joint venture operations and to continue with the second phase of the joint venture, which includes the renovation of the hotel, the expansion of the casino and the commencement of additional vacation and entertainment activities. The scope of investment in the second phase has not yet been determined.

According to the Cambodian law, a casino license should be registered in the name of the company operating it (in our case, the joint venture). As of the date hereof, the casino license is registered in the name of a company owned by the Cambodian Partner. Therefore, the joint venture is subject to penalties, including the closure of the casino. It should be noted that the Cambodian authorities are conducting regular inspections of the casino and so far no claim has been raised against the joint venture in this respect. The Cambodian Partner is obligated under the joint venture agreement to assign the license the right to operate the casino the joint venture. Although the license has not yet been so assigned, the local legal advisors of the Company believe that the Cambodian authorities shall not take any legal actions against the joint venture in this respect.

Properties in Cambodia

In February 2007, we acquired through a foreign subsidiary wholly owned by Agastia Holdings Ltd., an affiliate of the Company, a land of approximately 500,000m2 in Sihanoukville, Cambodia for a total consideration of € 9.7 million (the "Agricultural Land"). This land is currently designated for agricultural use. As of the date of this report, a decision regarding the development of this land is yet to be made.

In addition, in January 2008, we acquired through a wholly owned foreign subsidiary, a land of approximately 90,000m2 in an area close to the Agricultural Land, for a total consideration of € 7.5 million (the "Additional Land"). The purchased area includes exclusive rights to develop a beach front adjacent to the Additional Land. This land’s zoning can be changed to tourist projects such as hotels, luxury resorts and entertainment facilities, including gambling facilities. As of the date hereof, we are examining the economic feasibility of developing a project on this Additional Land and have not yet resolved how to progress with its development. In February 2013, the Company's board of directors has authorized our management to act for the sale of the Additional Land (in whole or in part), in addition to trying to locate investors for the Cambodian operations and/or to pledge the Additional Land in consideration for funding.

For information regarding a law suit filed against the Company in connection with the Additional Land, see "Disagreements with Other Shareholders of the Group; Litigation - Disagreements with Club Hotel and Related Litigation."

Please also see "Summary – Industry Background" and the risk factors relating to our operations in Cambodia under "Risk Factors" below.

Operations in Prague, Czech Republic

We hold an indirect 100% interest in Nadji Entertainment A.S., the operator of a Prague entertainment center under the SaSaZu brand, which includes an events hall and an Asian restaurant. The center, in which we have invested € 11.7 million, has been operating since March 2009 and is located within a leased building on a 5,000m2 area. Most of the center's customers are local, and it competes with local restaurants, hotels (that can host events) and clubs. The Company believes that the center enjoys a prestigious reputation.

Based on a 2006 Memorandum of Understanding, Nadji Club sro ("Nadji"), a wholly owned subsidiary of QLI, entered during February 2011 into a lease agreement with Delta Center A.S., which sets forth the terms and rental fees for the lease rights on the SaSaZu entertainment center. The lease provides for an initial five year term, which may be extended at the subsidiary's discretion for up to 8 additional periods of 5 years each. The lease provides for a monthly rent of € 20,000 and 2% of annual revenues, subject to certain deductions. Pursuant to the lease, Nadji has provided Delta Center A.S. with a guarantee in the amount of € 72,000.

The Municipality of Prague, the owner of the building, has informed Delta of the termination of the rent agreement between them due to non-compliance of Delta with their agreement. Consequently, Nadji has ceased paying rent and service charges to Delta and has attempted to negotiate a direct lease agreement with the municipality of Prague; however on 13 February 2013 Delta obtained a preliminary ruling from the Prague's Regional Court which declares that the municipality is forbidden to enter into a direct lease agreement with the subtenants of Delta. The municipality has filed an appeal against this preliminary ruling. In January 2013, Nadji received a letter from Delta, pursuant to which, in view of Nadji's failure to pay rent and service charges, Delta is entitled to terminate the lease agreement within 30 days and Nadji is required to vacate the premises by that date. In May 2013, the Company approached Prague's Regional Court in order to receive instructions regarding the payment of the rental fees. As per the court's instructions, the Company deposited the rental fees that were due for January –April 2013 into the hands of the Prague's Regional Court, and shall continue to do so on a quarterly basis until the court reaches a decision stating who is entitled to lease out the premises.

In 2011 and 2012, the revenues from the Prague entertainment center amounted to approximately €4.7 million and €4.9 million, respectively, and the net loss during these periods amounted to approximately €2.2 million and €1 million, respectively.

On 29 August 2012, we entered into a binding memorandum of understanding with an unrelated third party, for an investment in our operations in Prague. Pursuant to the memorandum of understanding, among other things, the investor was supposed to initially inject into the operations €1,500,000 until June 2013 and be issued 50% of the share capital of the operations. The parties also agreed on future payments based on the operations' EBITDA. The parties intend to enter into a definitive agreement in this respect, however, the negotiations with respect to such definitive agreement were not concluded successfully and payments due under the memorandum of understanding were not transferred to the Prague operations by the investor.

Properties in Sofia and Varna, Bulgaria

During 2004, we purchased two assets in Bulgaria: a theatre in the city of Sofia, the capital of Bulgaria, and a cinema in Varna, a popular tourist resort located on the coast of the Black Sea. The properties were purchased with a view to use them in tourist projects, but in 2009 it was resolved to offer them for sale. As of 31 December 2012, the properties are presented as property for sale and their book value is lower than their fair value.

Discontinued Operations in Bucharest, Romania

Between April 2007 and March 2012, we held an indirect interest of 40.8% in S.C Queen Investments Inc. S.R.L ("Queen Investments"), which principal activity was the operation of Casino Palace, a casino located in the center of the old city of Bucharest, and a restaurant on that casino's site. In August 2011, due to ongoing losses, we decided to dispose of our controlling interest in the operating segment in Romania. Accordingly, in January 2012, we entered into an agreement with an unaffiliated investor, pursuant to which the investor shall invest € 700,000 in Queen Investments in consideration for 51% of its share capital. The investor paid €300,000 and the new shares were issued on 1 March 2012. In August 2012, the investor has notified us that it does not intend to complete the payment for its shares. The Company has examined the possible remedies available to it with its legal advisors and has resolved not to commence any legal action against the investor.

In February 2012 Queen Investments sold a property it owned in Constanta on the shores of the black sea in consideration for €0.2 million.

On 4 April, 2012 Queen Investments was notified by the Romanian Gambling Commission that its license to operate the casino is cancelled and the casino was shut down due to a debt to the Romanian tax authorities. Currently, Queen Investments is undergoing insolvency proceedings.

GROUP STRUCTURE

The following chart sets forth the Group structure as of the date hereof:

Romania
Greece
Bulgaria
Cyprus
Israel
Netherlands
Spain
Serbia
Czech
Cambodia
Singapore
Public (Israel Institution)
36%
Y.Z. Queenco ltd
100%
Shahar Hamilenium
Public (foreign investors)
38.77%
28.29%
Yigal Muli Ltd.
23.68%
9.26%
Queenco Leisure
QLI - Management
100%
Club Hotel Eilat Ltd.
50%
50%
Vasanta Holdings Ltd.
3%
76.94%
11.53%
Hapara Ilana
8.53%
Dasharta Holdings Ltd.
100%
Agastia Holdings Ltd.
Casino Austria
(*)12.5%
(*)87.5%
Powerbook Spain S.L
Sciens (Capital fund)
78%
16.4%
Greek Banks
Club Hotel Loutraki S.A
5.6%
84%
90%
JV Loutraki Casino S.A. – Club Hotel Loutraki S.A.
Grand Casino d.o.o. Beograd
Evmetron S.A.
Loutraki
Belgrade
Trustee Company
100%
Choke Berry
100%
51%
49%
Rose Estate Ltd.
Resido Tourism Ltd.
Sihanoukville 9 Hectar
100%
100%
Coralloid Holdings Limited
Resido Tourism Holding
Trustee Company
49%
100%
Crown Estates Limited
51%
Resido Tourism Investment
100%
Sihanoukville 50 Hectar
100%
Resido Rhodes Ltd.
100%
Aineias S.A.
91.6%
Rhodes Casino S.A.
80%
Rhodes Development Company S.A.
100%
Testeroco
100%
Bulgaria Development and Tourism Ltd.
70%
Kohav Ltd.
Sofia/ Varna
100%
Wheatfield
70%
Ekreach
100%
100%
Town Club s.r.o
Metropol Club s.r.o
75%
25%
Nadji Club s.r.o.
100%
Nadji Entertainment A.S.
Prague
Queen Romania Ltd.
83.33%
Tempotest B.V
49%
Queen Investment SRL
100%
Bucharest
Casa Vernescu SRL

(*)Voting rights is 87.5% Economic interest is 98.75% until all premium will be paid for PB Spain to Agastia and then 87.5%

(*)iCHL's holdings in Casino Belgrade decreased during the first half of March 2009 from 39% to 90%

As shown by the chart above, the Company is controlled by Queenco. During the years 2011 and 2012, Queenco has extended short and long term loans to the Company in the total amount of NIS 36.5 million, or €7.4 million, which are payable over a period from December 2012 to December 2015. The loans carry an interest rate of 9.1% and are linked to the CPI increase. During 2012, the Company repaid NIS 15.2 million, or €3.1 million, of such loans. In 2013, Queenco has extended an additional loan to the Company in the amount of NIS 3.5 million, or €0.7 million, under the same terms of the outstanding loans.

The Company and Queenco are also parties to a service agreement, dated 28 February 2013, with effect from January 1, 2012, pursuant to which Queenco uses the services of the Company's employees, offices and other office services (office supplies, refreshments etc.) for its on-going activities. According to this service agreement, Queenco bears 10% of the payroll expenses of the Company's employees and 10% of the costs of the other services granted to it. During 2012, the Company provided Queenco services in the amount of NIS 370,000, or €75 thousand, including offices' rent, employees' services and different expenses (office supplies, refreshments, etc.).

DISAGREEMENTS WITH OTHER SHAREHOLDERS OF THE GROUP; LITIGATION

Disagreements with Casino Austria Group

We hold our interest in Casino Loutraki and Casino Belgrade through several holding companies as described in the chart above. One of these companies is Powerbrook Spain S.L. ("PBS").  In 2002 and 2003, Casino Austria Greece GmbH, a company under the control of Casino Austria A.G. ("CAAG") purchased shares in PBS pursuant to agreements with Agastia Holdings Ltd. ("Agastia"). In 2008, Agastia exercised a call option provided for in the above 2002 agreement, which decreased CAAG's holdings in PBS to 12.5%. Consequently, CAAG was entitled to appoint only one representative to PBS board; however, it has not acted to terminate one of its two representatives on PBS board until June 2011, which affected the quorum and decision making at PBS.

In December 2008, Casino Austria International Holding GmbH ("CAIH"), a member of Casino Austria group of companies, extended to Vasanta Holdings Ltd. ("Vasanta") an irrevocable offer pursuant to which CAIH will have a call option to purchase from PBS, and Vasanta will have a put option to cause CAIH to purchase from PBS, certain securities of PBS in consideration for €54.9 million and €49.5 million respectively. Pursuant to a board resolution of Vasanta in April 2009, Vasanta exercised in March 2010 the put option under certain conditions set forth by such board.  However, CAIH has later resolved not to comply with the terms of the put option.

In July 2011, we were informed that CAIH is interested in reconciling the differences between the parties amicably and therefore it has initially offered the following: (i) CAIH shall offer to pay a non recurring installment in the amount of € 20 million, (ii) CAIH will sell and transfer its shares in Casino Austria Greece GmbH to Vasanta at a price to be negotiated by the parties, and (iii) upon completion of the above mentioned payment and transfer of shares, a full release of any potential claim between any direct and indirect party as it relates to the 2008 irrevocable offer shall apply. Following this offer, CAIH has offered to pay Vasanta a non-recurring amount of € 24 million against the annulment and termination of any asserted claims, rights and duties under the 2008 irrevocable offer which could exist between PBS, Vasanta and CAIH. To the Company's knowledge, PBS and Vasanta consider the exercise of the put option to be valid, and Vasanta has engaged a Spanish attorney to initiate legal proceedings in order to enforce the exercise of the put option.

Disagreements with Club Hotel and related Litigation

As noted above, CHL is held through various Israeli and foreign corporations, in which we and certain third parties, primarily Club Hotel Eilat Ltd. (including members of its group of companies, "Club Hotel"), hold direct and indirect interests. The articles of associations of the various holding companies, as well as the structure of their boards and various resolutions adopted thereby reflect a structure of an indirect joint control of CHL by the Company and Club Hotel. Accordingly, all the decisions relating to PBS and CHL are supposed to be jointly adopted by the Company and Club Hotel. Until the end of 2008, the parties have acted in accordance with this principal. However, at the beginning of 2009, certain disagreements arose between the Company and Moshe Bublil, the controlling shareholder of Club Hotel. These disagreements resulted in frequent and lengthy shareholders and board meetings of the various holding companies, non-performance of various resolutions adopted at such meetings and disputes regarding the substance and interpretation of various resolutions adopted at such meetings (some of which affect the decision making process at CHL). In addition, the parties have initiated certain legal proceedings in connection with these disputes, which outcome could affect the holding companies' structure of the boards, decision making process, distribution of dividends and the flow of information to the Company.

As a result of these disputes, we are sometimes unable to effectuate certain actions in these holding companies. For example, PBS has not distributed dividends to its shareholders since 2009 and although we believe that, as of 31 December 2012, it has available cash of approximately €8.3 million, our representatives on PBS' board have not been able to effectuate a dividend distribution. In fact, since June 2011, PBS does not hold any board meetings due to lack of quorum resulting from the disagreements with Club Hotel.

Other disagreements include the following:

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CHL's board is comprised of 5 directors, of which PBS is entitled to nominate 4. To our knowledge, during the first quarter of 2012, Mr. Bublil has taken control over the board of CHL while breaching the parties' agreements to jointly control CHL, and currently, 3 out of the 5 directors in CHL act, directly or indirectly, on behalf of Club Hotel and/or Mr. Moshe Bublil. In addition, in 2010, CHL's articles have been revised to cancel a provision requiring that certain resolutions be adopted by unanimous consent. The Company believes that such revision was not properly authorized and has received a declaratory ruling in its favor in this regard from a Spanish court, which has since been appealed (see below). As a result of the revisions to the articles and the board's current composition, certain material resolutions in CHL may be adopted without our consent. In addition, we have encountered several difficulties in obtaining on-going information and financial data from CHL's management and do not have direct contact with CHL's senior management. As a result, we have revised the manner in which we include CHL's financial results in our financial statements. Although we are acting to regain control of CHL, we believe that we are and will continue to be, aware of material events occurring at CHL through our representative at CHL's board.  In March 2012, we were notified that PBS' chairman of the board, who represented B.A.T (Management) 2004 Ltd. (of the Club Hotel Group) at such board, has resigned from his position as a director of PBS.

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The Company and Club Hotel have an additional dispute regarding the appointment of a representative of Vasanta Holdings to the board of directors of PBS. The Company believes that a resolution actually approving the presence of Vasanta's representative at PBS' board meetings has never been duly adopted and that any such resolution would contradict the joint-decision structure which the parties have agreed upon and according to which they have acted, and would not be in line with previous resolutions of the board of directors of each of Vasanta, Dasharta and Agastia, which have never been cancelled.

The following summary sets forth the outstanding legal proceedings between the Group and Club Hotel:

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Proceedings initiated in Israel in January 2010 by Club Hotel against the Company and another shareholder of Dasharta, seeking a court order that will cancel the resolutions adopted at the adjourned meeting of Dasharta's shareholders with respect to the need to appoint another director in Dasharta in order to resolve deadlock situations, and the manner of such appointment or, alternatively, approving a derivative claim to be filed by Vasanta.

•
Proceedings initiated by the Company in Israel in January 2010 against Club Hotel to enforce certain resolutions adopted by the board of directors of Agastia in June 2008, pursuant to which the board approved the following amendments to PBS's articles of association: (a) the number of directors of PBS shall be reduced from nine to five and the required majority for the adoption of resolutions by the board of directors shall be at least four out of the five directors, (b) immediately following the amendment of the articles, Agastia, Dasharta and Vasanta shall all resign from the board of directors, and (c) all free and remaining cash flow shall be distributed to PBS' shareholders on an annual basis.

These two proceedings were consolidated, the parties have handed their summations and are now awaiting the court’s ruling.  Based on the advise of its legal counsels, the Company is of the opinion that it has good legal standings in these proceedings.

Once these proceedings are concluded, and as per a court's ruling from November 2012, the following 4 proceedings shall be jointly heard before the Tel-Aviv District Court:

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Proceedings initiated in Israel in January 2010 by Club Hotel against the Company and Mr. Zilkha to approve a derivative claim on behalf of Agastia, including a $53.5 million, or €40.5 million, monetary remedy, in connection with the acquisition of the Additional Land in Cambodia. Club Hotel claims that the Company took advantage of a business opportunity that was intended to be offered to Agastia and that the Company did not reveal to Agastia that it had received an offer to purchase an asset held by it in Cambodia, and therefore is seeking a monetary remedy that will reflect the damages that have allegedly been incurred by Agastia.

The Company rejects the forgoing claims and filed an opposition thereto, stating that the claim has no legal ground due to various reasons including: (1) the Company and Mr. Zilkha have operated in the gaming industry many years prior to their joint holding of Agastia; (2) the Company and Mr. Zilkha have operated casinos other than through Agastia; and (3) there are no restrictions on competition between the Company, Mr. Zilkha and Agastia.

As for B.A.T.'s additional claim, the Company stated that it had received no such purchase offer Based on the advise its legal counsels, and due to the strength of the Company's arguments, the Company is of the opinion that he likelihood of an unfavorable outcome against the Company in these proceedings is less than 50%.

•
Proceedings initiated by us in Israel in July 2010 to receive declaratory relief and permanent injunctions with respect to the alleged violation of certain fiduciary duties by the representative of Vasanta, Dasharta and Agastia on the board of directors of PBS and with respect to his nomination as the representative of Vasanta on the board of directors of PBS, which the Company claims is null and void.  The case is in its preliminary stages and its outcome cannot be determined at this point.

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Proceedings initiated by the Company in Israel in September 2011 against Agastia for the repayment of NIS 42 Million, or Euro 8.4 million (inclusive of linkage differentials and interest), which were lent to Agastia by the Company in 2007 and were used (together with monies lent to Agastia by other parties) to buy a land parcel of 52 Hectares in the city of Sihanoukville, Cambodia. The case is in its preliminary stages and its outcome cannot be determined at this point.

•
Proceedings filed in Israel in September 2011 jointly by the Company and Mr. Yigal Zilkha against Mr. Bublil, Club Hotel and others. The claim describes a systematic, methodological oppression applied by Mr. Bublil and companies under his control against the plaintiffs, which occurred in the framework of the “Club Hotel Loutraki Greece” joint venture. Such oppression was effected through the breach of agreements, the attempt to financially “suffocate” the joint venture companies, as well as through obtaining in illegitimate ways certain resolutions of the corporate organs of the joint venture. Among other things, the plaintiffs are seeking a valuation of the parties’ respective holdings in the joint venture companies, which will be the basis for the termination of the partnership between the ultimate shareholders engaged in the “Club Hotel Loutraki Greece” tourism enterprise. The Company and Queenco submitted the lawsuit after exhausting the viable options to resolve the continuous conflict without the assistance of the court. Such ongoing conflict led the joint companies to a deadlock, resulting in damages caused to the joint venture. The case is in its preliminary stages and its outcome cannot be determined at this point.

The Company has also filed the following claims in connection with its dispute with Club Hotel:

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Proceedings initiated in Greece in September, 2012 by the Company against CHL to determine that CHL is committed to transfer its financial information according to IFRS standards in a timely manner when due, at the Company's request and without charging a fee for the preparation of such financial statements. The Company also asked the court to determine that CHL immediately return to the Company all payments in respect of audits of its financial statements which the Company previously paid under protest and lack of choice. A hearing was set for March 26, 2015. Based on its Company's legal counsels' advise, the Company is of the opinion that there is a good chance for this lawsuit to be accepted.

•
Proceedings initiated in Israel in September 2012 by the Company against Vasanta and Dasharta requiring for their consolidated financial statements to be provided in a timely manner when due. An evidentiary hearing was set for May 2013.

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Proceedings initiated by the Company in Barcelona, Spain in June 2010, requesting a declaratory relief against a member of PBS's board of directors, stating that the defendant overreached the powers granted to him in the representation of PBS at the shareholders meeting of CHL on November 3, 2011. In September, 2012, the claim has been entirely accepted by the Barcelona court. This judgment was appealed by the member of PBS's board of directors on November 2012. The Company has opposed to this appeal. The Barcelona Court has dismissed a request made by the member of PBS's board of directors to declare the nullity of the court's clarification resolution of October 2012 (which declared that the actions taken by the aforementioned PBS board member in the  CHL are not enforceable vis-a'-vis PBS).

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The Company filed an additional declaratory claim against PBS to declare unenforceable, on the grounds of nullity and void ability, all the resolutions adopted by the board of directors of PBS in its meeting of April 12, 2011. The claim was dismissed in December 2011 and was appealed on January 25, 2012. To date, the Appeal Court has not yet resolved on the appeal.

With respect to other litigation and contingent liabilities of the Group, mainly with respect to Casino Loutraki and Casino Rhodes, please see note 32 to the Financial Statements.

The Company rejects all claims filed against it and denies the allegations stated therein.

MANAGEMENT AND CORPORATE GOVERNANCE

The following table sets forth information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Haim Assayag	52	Chairman of the Board of Directors
Yigal Zilkha	49	Chief Executive Officer, Business Development Officer and Director
Arie Haviv	40	Controller
Effy Aboudy	45	Director
Yitchak Shwartz	60	Director
Ziv Reich	39	Director
Shirley Zilkha	41	Director
Aliza (Alicia) Rotbard	66	External Director
Yoram Hessel	66	External Director

Haim Assayag. Professor Assayag is the Company's Chairman of the Board since 7 August 2011. Mr. Assayag has been a partner of several accounting firms in Israel since 2000, including Ernst & Young Israel. In January 2010 he was appointed as chairman of the board of directors of Hadas Arazim – Provident Fund Management and he is currently holding that position. In addition, Mr. Assayag is a professor at the School of Business Administration at the College of Management Academic Studies. He is a certified CPA in Israel and holds a B.A in Economics and Accounting from Tel Aviv University. By virtue of an agreement to purchase shares from Mr. Zilkha in Queenco, Mr. Assayag is deemed a controlling shareholder of Queenco, together with others, and is therefore, deemed a controlling shareholder of the Company (see "Business Review – 2012 Equity Developments").

Yigal Zilkha. Mr. Zilkha is the major shareholder of Y.Z. Queenco Ltd., which holds, directly and indirectly, approximately 62.45% of the Company’s issued and outstanding share capital. Mr. Zilkha also holds, through a company under his control, an additional 9.26% of the Company's outstanding share capital. Following the termination of office of Mr. Tal Taragan as the chief executive officer of the Company on 30 April 2013, Mr. Zilkha was appointed in May 2013 to serve as the Company's chief executive officer until a new chief executive officer for the Company is located and appointed. Mr. Zilkha has been involved in the gaming industry for over twenty years as a promoter and operator of casinos. He was the Executive Chairman of the Board for several years after the Company’s initial public offering in July 2007, and is now serving as a member of the board and is responsible for the Group' business development.

Arie Haviv. Mr. Haviv has been serving as our controller since November 2011 and as an assistant controller since July 2009. Prior to joining us, Mr. Haviv served for 4 years as the controller of an overseas contractor and for over a year as an internal auditor in Migdal Insurance Company.

Effy Aboudy. Mr. Aboudy has been a non-executive director since 1 October, 2008 (after being an executive director of the Company since its IPO in July 2007) and until then worked for the Company and Y.Z. Queenco for ten years, including as the Company’s Chief Financial Officer. He is a certified CPA in Israel and has an MBA from Tel Aviv University.

Yitchak Shwartz. Mr. Shwartz has been a certified CPA in Israel since 1982. From 1980 until 1986, Mr. Shwartz served as an audit manager at Liboshitz Kasirer, an accounting firm. From 1986 until 1995, Mr. Shwartz served as the Chief Financial Officer of Adler Investments Limited, a company listed on the Tel Aviv Stock Exchange. In 1995, Mr. Shwartz was appointed as the Chief Operating Officer of Adler Investments Limited and he is currently responsible for its real estate operations in Israel and overseas. In addition, Mr. Shwartz is responsible for the operations in and outside of Israel (primarily in Eastern Europe) of the Adler – Africa Israel partnership, which is a developer of residential projects as well as shopping centres and office buildings. Mr. Shwartz has a BA in Business and Economics from Bar-Ilan University.

Ziv Reich. Dr. Reich serves as the President of the Institute of Internal Auditors in Israel and as the Dean of the Insurance School and the Manager of the Accounting Program at the Netania Academic College. In addition, Dr. Reich serves as the Chairman of the Ramla Fund, which engages in the areas of development, education and culture in Ramla, managing a NIS 50 million, or €10.1 million, budget. Between 2004 and 2006, Dr. Reich served as a senior professional advisor to the CEO of the Israel Postal Company and as a member of its management. Between 2002 and 2003, Dr. Reich served as the CFO and Business Development Officer of Gamatronic Industries Ltd., and between 2000 and 2002, he served as the Manager of Electronic Commerce and Business Development of Co-op Blue Square Israel Ltd. Dr. Reich is a certified CPA and has served as a senior manager at Ernst & Young Israel form 1995 through 1999. Dr Reich currently serves as a director of several companies, including the Israel Electric Corporation, B. Yair Building Corporation 1988 Ltd, Abetrans Logistics Ltd. and S. Shlomo Insurance Company Ltd. Dr. Reich has received his Ph.D. in Business from the Warnborough University in London, his MA in Political Science, Internal Auditing Program from Bar-Ilan University, and his B.A. in accounting and finance from the College of Management.

Shirley Zilkha. Ms. Zilkha is the wife of Yigal Zilkha, the major controlling person of the Company. Ms. Zilkha serves as the coordinator of the Company's legal claims. Her academic record comprises of an L.L.B from Ono Academic College.

Aliza (Alicia) Rotbard. Ms. Rotbard is a management and investment consultant and is a member (including as an external director) of the boards of directors of various public and private companies. Ms. Rotbard has been involved in the management of various companies and served as the Deputy General Manager of the Tel-Aviv Stock Exchange. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University in Jerusalem.

Yoram Hessel. Mr. Hessel retired from a senior position at the Prime Minister's Office in February 2003. Mr. Hessel now holds the following positions: CEO, Vintage Crown Ltd., Israel; member of the board of directors and chairman of the audit & related parties committee and the financial reporting & subsidiary companies' committee, Bank Otsar Hachayal Ltd., Israel; member of the board of directors, Ashlad Ltd., Israel; member of the board of directors, AFCON Holdings Ltd., Israel; member of the board of directors, Tadiran Holdings Ltd., Israel; member of the Presidium, International Chamber of Commerce, Israel National Committee; member of the board of directors, JAC – Jerusalem Arbitration Center Ltd., (CC); President, IntelliTech International LLC., USA; member of the Intelligence Summits’ International Advisory Council, USA; member of the board of directors, Friends of Rabin Medical Center, Israel.

Corporate Governance - General

The Company is an Israeli public company and its corporate governance is therefore subject to the provisions of the Israeli law. See also "Risk Factors" below relating to the Company's location in Israel and to the Company's shares and GDRs.

Board of Directors

The Company’s articles of association provide that the board shall consist of not less than three directors and not more than nine directors (including the two external directors required by Israeli law). Our directors are generally elected at general meetings of our shareholders, and except for our external directors, hold office until the next annual general meeting of shareholders following their appointment. A simple majority of shareholders at a general meeting may remove any of the directors (other than the two external directors) from office, elect directors in their place or fill any vacancy, however created, in the Company’s board. Vacancies on the Board, other than vacancies created by removal of an external director, may be filled by a vote of a majority of the directors then in office. The board may also appoint additional directors up to the maximum number permitted under the Company’s articles of association. A director so appointed by the board holds office until the first annual general meeting following such appointment. Any director may be re-elected as a director (except for the external directors) at the annual general meeting.

External Directors

Under the Israeli Companies Law, 1999-5759 (the “Companies Law”), as a public company incorporated under the laws of Israel, the Company is required to appoint at least two external directors to its board. The Companies Law provides that a person may not be appointed as an external director of a company if he or she is a relative (namely a spouse, sibling, parent, grandparent and offspring or an offspring, sibling or parent of a spouse or any of their spouses) of a controlling person of the Company, or if he or she, its relative, partner, employer, a person to whom it is directly or indirectly subordinate or a corporation under his or her control, have, on the date of the person’s appointment to serve as an external director, or had during the two years preceding such date of appointment, any affiliation (as such term is defined in the Companies Law) with the Company, the controlling person of the Company or its relative or another corporation.

Ms. Rotbard and Mr. Hessel serve as external directors on our board and their terms extend to November 25, 2013 and September 10, 2015, respectively.

Committees of the Board

The Company’s board may delegate its powers to committees of the Board as it deems appropriate to the extent such delegation is permitted under the Companies Law.

Under the Companies Law, each committee exercising powers of the board of directors of a public company is required to include at least one external director, except for the audit committee, which is required to include all external directors.

The Company's board currently has an audit committee, a committee for the review of financial statements and a remuneration committee.

Internal Auditor

The Companies Law provides that the board of directors of a public company incorporated under the laws of Israel must appoint an internal auditor proposed by the audit committee. The internal auditor may not be an “interested party” (as such term is defined in the Companies Law), an office holder or an affiliate, or a relative of any of the foregoing, nor may the internal auditor be the Company’s independent auditor or its representative. The role of the internal auditor is to examine, among other things, the propriety of acts of the Company from the point of view of compliance with the law and proper business administration. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings.  Mr. Uzi Ezer serves as our internal auditor. Mr. Ezer is the head of Ezer Zalit & Co, which specializes in conducting internal audit of companies, institutions and organizations in Israel and abroad. Mr. Ezer is a CPA who holds a postgraduate degree in Business Administration from the University of Manchester, England and has 19 years of experience in the field of internal audit. Mr. Ezer served inter alia as chief internal auditor of Bank Hapoalim Investments Company and deputy chief internal auditor of IDB as well as conducted investigative, internal audit for the Israel Securities Authority.

Executive Officers' and Directors' Compensation

The aggregate total consideration paid for the year 2012 to the Company's directors (5 persons) amounted to NIS 85 thousand, or €17.2 thousand (including economic benefits of options and bonuses). In addition, Mr. Zilkha, whose service agreement expired in September 2012, has received for the year 2012 a total consideration (including economic benefits of options and bonuses) of NIS 709 thousand, or €537 thousand.

Our external directors receive compensation in accordance with the provisions of regulations promulgated under the Companies Law.

As of the date hereof, only three of our non-external directors (Mr. Ziv Reich, Mr. Effy Aboudy and Mr. Yitchak Shwartz) are entitled to compensation for their services as directors. No terms of engagement have been approved for Mr. Assayag, who has been acting as our Chairman of the Board without compensation since August 2011, or for Ms. Shirley Zilkha. In addition, as noted above, Mr. Zilkha's service agreement expired in September 2012, and he has not been receiving compensation since then, including following his appointment as the Company's Chief Executive Officer.

The aggregate total consideration paid for the year 2012 to the Company's senior management who are not serving as directors, amounted to €387 thousand (including economic benefits of options and bonuses). In addition, senior managers receive benefits in kind such as the use of a company car and a mobile telephone.

For a description of the service agreement between the Company and Queenco, providing, among other things, for the participation of Queenco in 10% of the cost of the Company's employees, including its executive officers, see "Group Structure" above.

On 10 August 2009, the Board approved a stock option plan covering a number of shares equal to 4% of the Company’s issued and outstanding share capital on a fully diluted basis, for the purpose of granting options to senior management. The option plan provides for a capital gains route. Although options have been granted under the plan and one of our employees has exercised his options to purchase 88,000 shares of the Company, there are currently no outstanding options under the plan.

FUTURE DEVELOPMENTS

For the Company's future plans, please see the sections titled "Strategy" and "Challenges" under "Industry Background, Competitive Strengths, Strategy and Challenges" above. In addition, please see a description of the Company's contemplated rights issuance under "Summary" above.

RISK FACTORS

The risks and uncertainties below are not the only ones faced but represent the risks that the Company believes are material, If any of the following risks actually occurs, the Group's business, financial condition or results of operations could be adversely affected. In this case, the value of the Company and/or the trading price of the GDRs could decline and the Company's investors could lose all or part of their investment. Additional risks not described below or not currently known to the Company or that the Company currently deems immaterial may also adversely affect the Company's value and/or market price of the GDRs.

Risks Related to the Financial Position of the Company

Our Financial Statements include a going concern warning

Due to several reasons described in this report, the financial statements of the Company for the year ended 31 December 2012 contain a going concern warning. Although the Company intends to implement various actions in order to improve its cash flow and ability to continue as a going concern, the timing and scope of the success in the execution of these actions depend on agreements with third parties and/or are affected by processes and other factors which are not under the Company's control.

We owe NIS 30 million, or €6.1 million, to our controlling shareholder and €0.65 million to a previous shareholder of one of our subsidiaries, and if we are unable to repay these debts when due, we may act to liquidate some of our assets

As of 31 December, 2012, we owe NIS 25.2 million, or €5.1 million, to our controlling shareholder and €0.65 million to a previous shareholder of one of our subsidiaries. In addition, during 2012, our controlling shareholder has extended us an additional loan of NIS 3.5 million, or €0.7 million. Although we have been able to agree with such debtors on the rescheduling of our debt so far, there is no assurance that we will be successful in such endeavor in the future. As of the date of this report, the Company is again late in paying the interest and differentials accrued on the loans received from Queenco. As of the date hereof, approximately NIS 13 million, or €2.6 million, of our debt to our controlling shareholder is payable on demand.  If we are unable to repay these debts when due, we may act to liquidate some of our assets.

Risks Related to the Gaming Industry

Demand for gaming services is unpredictable

Demand for gaming services is difficult to predict. While it is possible to draw certain parallels between the macro-economic situation, the amount of disposable income and the amount of money that an average household spends on entertainment in general, the correlation between overall leisure spending and spending on gaming appears to be non-linear. Demand for gaming services may be affected by public opinion, negative or positive publicity and other factors. In addition, it may be affected by other entertainment options available at the time. Specifically, at present all forms of internet betting are prohibited in Greece, as well as slot machines outside licensed casinos. Should these restrictions be lifted (as a result of a European Union ruling or otherwise), the Group’s revenues could be negatively affected as customers utilize this additional method of gambling. Consequently, the revenue of the Group may be adversely affected by temporary or permanent, sudden or gradual fluctuations on the demand side, which cannot be explained by the Group’s financial performance or the condition of the economy in general. In particular, the demand for gaming services in each jurisdiction will depend, to a certain extent, on that jurisdiction’s economic situation.

Changes in the gaming regulatory environment may have a detrimental effect on the Group’s revenues

The Group operates in markets which are subject to state and/or municipal regulation and supervision. Adverse changes in the laws or their interpretation in any of the countries where the Group operates may have a material adverse effect on the business of the Group or create obstacles to further expansion in these countries. In particular, new state or municipal restrictions on the size and location of gaming establishments or more stringent rules relating to the advertising of casinos may have an adverse effect on the profitability and revenues of the Group as a result of increased compliance costs and restricted marketing opportunities. Alternatively, our competition may increase where regulators allow numerous licenses or extend on-line gaming licenses. Legal regulation of the gaming industry is highly susceptible to changes in the political and social agenda and consequently the Group is unable to make reliable long-term predictions about the legal environment in the markets in which it currently operates. See also "- Lack of developed regulation in certain markets could increase competition," "- Competition in Greece may increase" and "- The Group may not be able to obtain licenses and permits.”

The Group may face increased competition from Internet-based services

The world-wide volume of Internet-based gambling is increasing and it is possible that Internet gaming services will attract an increasingly large share of customers in the future. For example, at present, internet gaming is prohibited in Greece although in practice such sites can be accessed by Greek internet users. In addition, the Greek government intends to regulate on-line gaming and, according to various publications, considers granting between 15 and 50 on-line gaming licenses. Increased internet access across the Greek population could result in internet-based gaming presenting additional competition for the Group.

Lack of developed regulation in certain markets could increase competition

While the regulation of gaming in Greece is relatively strict and developed, the regulation in a number of the other markets in which the Group operates and intends to operate is less developed. Lack of developed regulation in these jurisdictions potentially enables a large number of local and international competitors to establish gaming operations which can compete with the Group’s gaming operations. In addition, lack of developed regulations could result in weak enforcement of prohibitions on illegal gaming, which also increases competition. It is impossible to predict the level of regulation that will be implemented in undeveloped markets or the exact impact that such implementation or lack thereof will have on the Group’s operations. Moreover, if a market in which the Group intends to invest does not become as regulated as the Company's management anticipates, the Company may decide not to operate in this market, which would affect its intended growth plan.

Labor disputes could impede our operations

We require the services of many employees in order to operate our land-based hotels and casinos. Therefore, any labor disputes resulting in work stoppages and strikes could severely impede our operations. In May 2012, the union to which our Casino Loutraki's employees belong has initiated several labor strikes in the midst of negotiations regarding new terms of the employee's collective bargaining agreement. To our knowledge, this dispute has been resolved, but especially in view of the economic crisis in Greece, additional labor disputes could arise, which could have a material adverse effect on our operations.

Risks Related to the Group’s Business

European Economic Crisis

The direct economical consequences of the economic crisis in the financial markets remain unknown. The European economies, including those in which the Group operates, are in the midst of an economic slowdown. The Group is not immune against the consequences of the crisis. A decrease in private consumption resulting in a decrease in leisure expenses might reduce the Group's activities and adversely affect the Company's results of operations. See"-Economic crisis in Greece."

Economic crisis in Greece

The Group's operations involve investment in operations in Greece and are exposed to the financial crisis this country is undergoing and which has worsened in a way which jeopardizes its ability to repay its debts. The Greek economy has been adversely affected by the world economic crisis and has experienced an economic slowdown at an average rate of approximately 4.7% during the years 2009-2012. In addition, there is a projected negative growth of 5.2% for 2013. In 2009, Greece experienced an increase in the government deficit which has exceeded the maximum level of deficit under the EU Convention for Growth and Stability with the deficit reaching 15.4% of GDP. The national debt, inflation and unemployment levels have all risen above European average. Austere measures have been taken, including increases in VAT and tax on private income, causing reduction in private consumption and increase of unemployment. In May of 2011, the International Monetary Fund and Eurozone governments provided Greece emergency short- and medium-term loans worth $147 billion so that the country could repay its debt to creditors. In exchange for this bailout, the government announced combined spending cuts and tax increases totaling $40 billion over three years, on top of the tough austerity measures already taken. Greece, however, struggled to boost revenues and cut spending to meet 2010 targets set by the EU and the IMF.  Additional austere steps were taken by the Greek Government as a condition to the receipt of the aid package from EU countries, resulting, among other things, in an unemployment rate of 24.4% in 2012. During 2012, Greece has approved further spending cuts in order to increase aid from the €zone countries. The crisis in Greece has, and is likely to continue to, adversely affect our results of operations in this market.

The Group may not be able to obtain and/or maintain licenses and permits

In order to commence and continue gaming operations, the Group must obtain and maintain the requisite licenses and permits for gaming and, where relevant, for building, from the relevant authorities. The Company cannot predict with certainty that it will be able at any time to obtain the required licenses and permits or the time it will take to obtain them, particularly in heavily regulated markets or where competing casinos are already active in the area. If the Group is unable to obtain the required gaming licenses or if delays are experienced in receiving the required permits, it could adversely affect its ability to implement its development strategy, which could have a material adverse effect on the Group’s financial condition and results of operations. The foregoing risk is also applicable with respect to the maintenance of licenses in existing operating casinos.

For example, according to the Cambodian law, a casino license should be registered in the name of the company operating it (in our case, the joint venture). As of the date hereof, the casino license is registered in the name of a company owned by the Cambodian Partner. Therefore, the joint venture is subject to penalties, including the closure of the casino. The Cambodian Partner is obligated under the joint venture agreement to assign the license the right to operate the casino the joint venture. See also "Business Review - Operations in Sihanoukville, Cambodia".

Our results of operations could be adversely affected by the results of operations of Casino Loutraki

Approximately 71% of the gross gaming revenues of the Group in 2011 were represented by Casino Loutraki, and following the incorporation of Casino Loutraki's results under the equity method commencing with the Company's 31 March, 2012 financial statements, Casino Loutraki results may still have a material effect on the Company's results of operations. Although the Group expects this effect to reduce due to the financial crisis Greece is undergoing and as other casinos and operations of the Group develop and become mature, any additional significant reduction in the results of Casino Loutraki could have an adverse effect on the Group’s profits and financial position.

CHL incurred a net loss of €30 million (on a consolidated basis) during the year ended December 31, 2012, and as of that date, CHL's current liabilities exceeded its current assets by €64 million (of which €39 million are unsecured credit to Bank Piraeus, which can be called up at any time by the bank). CHL’s management does not expect that existing cash reserves together with cash generated from the operations will be sufficient to repay the total credit facility if it is called up. CHL's 2013 budget is showing a significant loss and additional negative cash flow for which no funding source is available. The Company's management is of the opinion that there are significant doubts as to the ability of CHL to continue its operations as a going concern in the foreseeable future.

Competition in Greece may increase

Casino Loutraki faces competition from the Mont Parnes Casino, which is located closer to the centre of Athens than Casino Loutraki. This increased competition could have a material adverse effect on the turnover and profitability of Casino Loutraki.

In addition, on 22 August 2011, the Greek government amended some of its gaming regulations, pursuant to which, among other things, it granted OPAP, the local Greek lottery and sports betting operator, a concession for the operation of 35,000 gaming machines. As of the date hereof, OPAP has not yet acted on this concession, but it is expected to increase competition for our casinos. In Greece, gaming machines have generated total revenues of € 193 million in 2012, constituting 58% of the total casinos' gaming revenues in 2012. Granting of additional casino licenses could also result in increased competition. Increased competition could have a material adverse effect on the business and profitability of Casino Loutraki and Casino Rodos. See also "- The Group may face increased competition from Internet-based services."

Casino Rodos’ results of operations are dependent on tourism

Casino Rodos is dependent on the attractiveness of the island of Rhodes as a tourist destination. This is illustrated by its operating figures which show an increase in both admissions and revenue during the tourist season, with the third quarter of 2012 accounting for approximately 37% of gross revenues annually. Although many of the casino’s visitors are residents of Rhodes, the economy of the island as a whole is dependent on tourism. A downturn in the number of tourists visiting the island in the summer will likely have a negative impact on the Rhodes economy, with the island’s residents having less disposable income. Consequently, a weak tourist season not only results in reduced revenues in the summer, but is also likely to have an adverse effect on the casino’s turnover through the winter months.

Our lease of the property on which we operate our Prague entertainment center may be terminated

We operate our Prague entertainment center, which includes an events hall and a restaurant, on a property sub-leased from Delta Center A.S. pursuant to a February 2011 lease agreement. Delta Center A.S. leases the property from the municipality of Prague. The municipality of Prague has informed Delta of the termination of the rent agreement between them due to non-compliance of Delta with their agreement. Consequently, our subsidiary, Nadji, has ceased paying rent and service charges to Delta and has attempted to negotiate a direct lease agreement with the municipality of Prague; however, on 13 February 2013 Delta obtained a preliminary ruling from the Prague's Regional Court which declares that the municipality is forbidden to enter into a direct lease agreement with the subtenants of Delta. The municipality has filed an appeal against this preliminary ruling. In January 2013, Nadji received a letter from Delta, pursuant to which, in view of Nadji's failure to pay rent and service charges, Delta is entitled to terminate the lease agreement within 30 days and Nadji is required to vacate the premises by that date. Notwithstanding these occurrences, the Company believes that it will continue to operate the entertainment center. If our lease is terminated, we will not be able to continue the operations of our Prague entertainment center.

If the Group is unable to attract and retain key personnel, its business may be harmed

The Group's success depends to a significant extent upon the contributions of a number of the Group's key senior management and personnel. There can be no assurance that the Group will be able to retain its key personnel, in which case, it could adversely affect the Group's operations and results.

The Group may experience difficulties in managing its planned expansion

The Group is currently in the process of developing a new casino and hotel in Cambodia and is planning to further expand in the Asian market. The Group's planned expansion and development projects may lead to increased administrative and organizational challenges. Managing an increasing number of local gaming operations, many in different economic and regulatory environments, could ultimately lead to higher administrative costs, a reduced rate of expansion and other operational inefficiencies. If the Group is not able to manage its growth efficiently or successfully, its results of operations and financial conditions could suffer.

Disputes with the tax authority in relation to Casino Rodos may adversely affect the financial position of the Company

On December 2005, Rhodes Casino Company received tax assessments in respect of the years 1999 and 2000 in an amount of €16 million, resulting from an alleged breach of technical book keeping procedures (for further information, see note 32 to the Financial Statements). Rhodes Casino Company has challenged these assessments and has initiated litigation procedures against the Greek tax authorities. The claim is now awaiting a verdict. The Company’s legal advisors have advised us that from a purely legal point of view and in light of the evidence submitted to the court in order to support the Company's view, Casino Rhodes has substantial legal argumentation and significant chances to achieve the cancellation of the tax assessments by the Greek Administrative Courts. However, the Company's legal advisors have also noted that the outcome of the litigation cannot be safely predicted in view of the possible negative predisposition that the judges could have towards Casino Rhodes by virtue of its behavior during the tax audit, and especially in the currently prevailing general unfavorable environment towards taxpayers who fail to comply with their formal tax compliance obligations. Based on the legal merits of the case, as set forth by the Company's legal advisors, no provision has been made by Casino Rhodes with respect to this liability.  If we are required to pay the €16 million or any material portion thereof, this will have an adverse effect on the financial condition of the Group.

The Group faces certain risks related to operating in emerging markets

Emerging markets where the Group operates or may operate in the future are subject to greater risks than more developed markets, including legal, regulatory, economic and political risks. This is particularly true in Cambodia and South East Asia. In particular, changes in the rates of inflation and interest may affect the Company’s income and capital value. Additionally, the extent to which a foreign investor may be able to own or control assets in that jurisdiction may be unclear. The regions in which the Group operates and intends to operate are comprised of emerging markets with economies that are not as fully developed as Western Europe. Further, some of the countries carry risks of political, legal and economic instability and corruption which could adversely affect the Company’s results of operations. In addition, adverse political or economic developments in neighboring countries could have a significant negative impact on, among other things, individual countries’ GDP, foreign trade or economy in general.

The legal systems in some of the countries where the Group operates are still developing

The legal systems in some of the countries where the Group operates or is considering operating are still developing. The judicial processes in Eastern Europe and Asia are not necessarily similar to those in Western Europe or the United States, and parties seeking to rely on the local courts for effective redress in case of a breach of law or regulation, or in an ownership dispute, may find this difficult to obtain. The legal regimes regulating gaming in many jurisdictions in which the Group operates and intends to operate that regulate the gambling industry have in many cases been adopted relatively recently, and there is comparatively greater uncertainty as to how disputes might be resolved in a court proceeding in these jurisdictions. This is particularly true in Cambodia. There is therefore a greater risk of unexpected outcomes which might have a material adverse effect on the Company and its ability to achieve its investment objectives.

Risks Relating to the Group's Structure

Our disagreements with the other major shareholder of CHL adversely affect the operations of CHL's projects and our ability to exercise our control thereof

Casino Loutraki, as well as the Belgrade Casino, are held through a chain of companies and joint venture associations with third parties, meaning that ownership and control of such assets are shared with third parties. These third parties may have interests which conflict with those of the Company. If the Company is unable to reach or maintain an agreement with a joint venture partner on matters relating to the operations of the business, its financial condition and the results of its operations may be materially adversely affected. For example, the Company has several disagreements with the other major shareholder of CHL, which have resulted in the Company's reduced ability to affect the operations and decision making process in CHL and related companies. Among other things, these disagreements have led to numerous litigation procedures and the Company's inability to ensure distribution of dividends from CHL. Furthermore, the Company is unable to supervise the day-to-day operations of CHL, including in order to prevent fraudulent actions in CHL. In addition to such disagreements' adverse affect on the operations of the projects and the Company's ability to exercise its control thereon, the resulting litigation requires management's attention and the extension of legal and other expenses, which could have otherwise been devoted to the Company's operations. See "Disagreements with the Other Shareholders of the Group; Litigation."

Tax related risks

The calculation of the Group's tax liabilities requires interpretation and implication of various tax laws and treaties. The Group operates in various countries and is subject to the particular tax regimes of each such country. The Group's tax liabilities calculation is based on the Group's understanding and implementation of the various tax regimes to which it is subject. However, tax authorities may interpret and implement the same laws and treaties differently, thus increasing the Group's tax liability. See also" - Disputes with the tax authority in relation to Casino Rodos may adversely affect the financial position of the Company."

Currency fluctuations may affect the accurate interpretation of financial statements and trends are unpredictable

The NIS is the Company’s functional currency although the Group reports its financial results in Euros. The Group also has sales, expenses, assets and liabilities denominated in currencies other than the Euro due to its global operations, in particular, NIS, USD, CZK and Serbian Dinar. Fluctuations in the exchange rates of these foreign currencies could have an impact on the Company’s results of operations.

In addition, increases and decreases in the value of the Euro versus other currencies could affect the Group’s consolidated reported results of operations and the reported value of its assets and liabilities in its consolidated balance sheet, even if its results of operations or the value of those assets and liabilities has not changed in their original currency. These translations could significantly affect the comparability of the Group’s results between financial periods and/or result in significant changes to the carrying value of its assets, liabilities and shareholders’ equity.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree

Three of our shareholders, who are under common control, have a combined ownership stake in the Company of approximately 76%, and are therefore able to exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, approve or reject mergers or other business combination transactions, raise future capital and amend our articles of association. The interests of these shareholders may differ from the interests of our other shareholders or GDR holders. Furthermore, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your shares or GDRs as part of a sale of our Company.

Risks Relating to the Company's location in Israel

Political, economic, and military conditions in Israel may affect the Company's operations

Our headquarters are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel could adversely affect our ability to effectively manage the Group from its headquarters. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our operations. For example, any major escalation in hostilities in the region could result in a portion of our management being called up to perform military duty for an extended period of time.

Investors' rights and responsibilities as shareholders in Israel may differ from those under United Kingdom or United States law

The Company was incorporated in Israel and is subject to Israeli corporate law. The rights and responsibilities of holders of GDRs are governed by the Deposit Agreement and the ordinary shares are governed by the Company's articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical United Kingdom companies or United States corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist us in interpreting these provisions and in understanding the implications of these provisions.

It may be difficult to enforce a United Kingdom or US judgment against the Company, its officers and directors or to assert United Kingdom or US securities or other law claims in Israel

All of the Company's assets and significant portion of the assets of its directors and executive officers are not located in the United States or the United Kingdom. Any judgment obtained in the Untied States or the United Kingdom against the Company, its directors or executive officers, including a judgment cased on the civil liability provisions of the US federal securities laws or under the laws of England and Wales, may not be collectable in the United States or in England and Wales, as the case may be, and may not be enforced by an Israeli court. It also may be difficult for investors to assert US securities law claims or claims under the laws of England and Wales in original actions instituted in Israel.

Israeli law restricts changes of control, which may negatively affect the value of our ordinary shares and GDRs

Israeli law requires the acquisition of shares of public companies above specified thresholds to be consummated through tender offers, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israeli Registrar of Companies and at least 30 days from the date that the shareholders of each merging company approved the merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and generally, the shareholders may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

DISCUSSION OF FINANCIAL INFORMATION AND FINANCIAL RISK MANAGEMENT

The Company filed its audited financial statements for the year ended 31 December 2012 on 14 May, 2013.

Your attention is referred to the Company's incorporation of the results of operations of CHL under the equity method commencing on 31 March 2012, as opposed to its proportional consolidation of such results prior to that date. Please see the Company's report, dated 14 May 2013, providing pro-forma financial information in this regard as of 31 December 2012.

Discussion of Financial Information as of and for the Twelve Months Period ending 31
December 2012 as compared to the Twelve Months Period ending 31 December 2011

Our audited consolidated financial statements for the twelve months ended 31 December 2012 have been prepared in accordance with IFRS and the statements issued by the International Financial Reporting Interpretations Committee as adopted by the European Commission. The accounting policies applicable to the Group’s financial statements are discussed in the notes to the Financial Statements. The Group’s presentation currency is the Euro.

Revenues

Revenues consist of total gross revenues minus the tax on gross gaming revenues, applicable municipality and other gross taxes. Our total consolidated gross revenues consist of gross gaming revenues, comprised of slot machine and gaming table wins, food and beverage sales, entrance fees, hotel accommodation and outlet charges, rentals and sundry revenues. Under the terms of the licenses with the respective local municipalities, Casino Loutraki and Casino Rhodes are required to pay to the Greek Gaming Committee an annual tax on gross gaming revenues at the rate of 33% and 30%, respectively, as well as an additional 2% annual tax on total revenues.

For the twelve months ended 31 December 2012, net revenues amounted to €31.6 million as compared to €75.3 million for the twelve months ended 31 December 2011, a decrease of €43.7 million or 58.6%; and gross revenues amounted to €43.7 million as compared to €107.1 million for the twelve months ended 32 December 2011, a decrease of €63.4 million or 59.2%. The decrease in revenues is mainly attributable to the consolidation of the Loutraki results for the 2011 second, third and fourth quarters in the amount of €35.9 million (as opposed to the inclusion of the results under the equity method for the corresponding quarters in 2012), and to the decrease in win per visit and number of visits in our casinos 2012. Revenues continue to be suppressed by the prolonged economic crisis in Greece where the Group generates 94.8% of its gross revenue from its principal assets, Casino Loutraki and Casino Rhodes.

Operating Costs

Cost of Revenues

Cost of revenues consists primarily of costs related to the salaries of the casinos' personnel, as well as costs related to food and beverage, facility maintenance, rent, utility costs, amortization and depreciation, Greek tourist organization's duties and other costs consisting of travel, communication and consumables expenses.

For the twelve months ended 31 December 2012, cost of revenues amounted to €28.7 million as compared to €58.9 million for the twelve months ended 31 December, 2011, a decrease of €30.2 million, or 51.2%. The decrease in cost of revenues is mainly attributable to the non-consolidation of CHL's cost of revenues from 31 March, 2012, as well as to the decrease in the Loutraki and Rodos operation's cost of revenues during the twelve months ended 31 December 2012 as a result of the termination of employees in Loutraki and Rodos and the reduction of salaries in Rodos.

Selling and marketing expenses

Selling and marketing expenses primarily consist of expenses related to advertising and marketing, as well as the salaries of the marketing personnel, costs of food and beverage, complimentary hotel accommodation or reduced rates for casino patrons, transportation costs for casino patrons and costs related to entertainment.

For the twelve months ended 31 December 2012, selling and marketing expenses amounted to €7.1 million as compared to €15.9 million for the twelve months ended 31 December 2011, a decrease of €8.8 million, or 55.3%. The decrease in selling and marketing expenses is mainly attributable to the non-consolidation of CHL's selling and marketing expenses from 31 March, 2012.

General and administrative expenses

General and administrative expenses consist primarily of the salaries of the Group's central and local management and administrative staff, expenses related to other professional services, such as accounting, legal and consulting expenses, expenses resulting from the grant of share options, and audit fees, gratuities, donations, stamp duty, bank charges and other costs.

For the twelve months ended 31 December 2012, general and administrative expenses amounted to €7.3 million as compared to €15.3 million for the twelve months ended 31 December 2011, a decrease of €8, or 52.3%. The decrease in general and administrative expenses is mainly attributable to the non-consolidation of CHL's general and administrative expenses from 31 March, 2012, as well as to a decrease during the twelve months ended 31 December 2012 in our headquarters' salary and legal expenses as offset by an increase in general and administrative expenses in Cambodia.

Other operating expenses

For the twelve months ended 31 December 2012, other operating expenses amounted to €1.5 million as compared to €2.8 million for the twelve months ended 31 December 2011. Other operating expenses consist of impairment of fixed assets in Loutraki, expenses charged to operations with respect to a land in Cambodia and fines levied in Loutraki.

Share of results of an associated company; Impairment of investment in an associated company; and profit on deem disposal of subsidiary

Share of results of an associated company, which amounted to €8 million for the twelve months ended 31 December 2012, reflects the Company's share of losses of CHL. Commencing as of 31 March, 2012, CHL's results of operations are included in our financial statements under the equity method, as opposed to our previous consolidation of 50% of CHL's results in our financial statements. Please see the Company's report, dated 14 May 2013, providing pro-forma financial information in this regard as of 31 December 2012.

Pursuant to the IFRS, when transitioning from a proportional consolidation method to the equity method, the Company is in fact selling its investment in proportional consolidation and acquiring an investment in equity, recording the investment for the first time pursuant to its fair value. The difference between the fair value and the book value, amounting to €33.5 million, is recorded as a profit on deem disposal of subsidiary.

Since 31 March 2012, there was an adverse effect on the Greek economy and the results of operations of CHL comparing to the information that was used for the calculation of the profit from deem disposal. Since there were indications that raised the need for an impairment examination of the Company's investment in CHL, the Company proceeded to perform such examination, which resulted in an impairment charge of €46.6 million in the Company's statements of comprehensive income.

For additional information regarding the above, as well as a description of the circumstances surrounding the impairment test, and the assumptions and method underlying it, see note 16 to the Financial Statements.

EBITDA

The Company's negative EBITDA amounted to €6 million for the twelve months ended 31 December 2012, as compared to €2.8 million for the twelve months ended 31 December 2012.

Investment income

For the twelve months ended 31 December 2012, investment income amounted to €135 thousand as compared to €343 thousand for the twelve months ended 31 December 2011. Investment income consisted of gain on marketable securities and interest accrued on bank deposits.

Financing costs

For the twelve months ended 31 December 2012, financing costs amounted to €1.7 million as compared to €2.1 million for the twelve months ended 31 December 2011. Financing costs consisted primarily of interest on loans and to a lesser extent, of interest on finance leases and costs related to debt write off.

Foreign exchange gain (loss)

Foreign exchange gain (loss) relates to gains or losses realized as a result of fluctuations in value of the Euro against the NIS, Czech koruna, Serbian Dinar, and the U.S. dollar. The Group’s reporting currency is Euro while its functional currency is the NIS. Changes in the Euro against the SRD, US Dollar and NIS exchange rate have affected the foreign exchange gain (loss).

For the twelve months ended 31 December 2012, foreign exchange gain amounted to €261 thousand as compared to €1.2 million for the twelve months ended 31 December 2011.

Tax benefit (expense)

For the twelve months ended 31 December 2012, tax expenses amounted to €533 thousand as compared to a tax benefit of €1,024 thousand for the twelve months ended 31 December 2011. The shift from tax benefit to tax expense is attributable to the non-consolidation of CHL's tax benefits from 31 March, 2012.

Discontinued Operations

Loss from discontinued operations amounted to €3.6 million, primarily resulting from the realization of a translation differences' capital reserve, which was recorded in the past with respect to the discontinued Romania investment.

Total Profit (loss)

Total loss amounted to €39.5 million for the twelve months ended 31 December 2012 as compared to a total loss of €23.2 million for the twelve months ended 31 December 2011.

Cash and Funding Sources

Our principal sources of liquidity are cash provided by operations and loans from our controlling shareholder, as well as loan from banks extended to Casino Loutraki and Casino Rodos. As of 31 December 2012, our consolidated cash and cash equivalents amounted to €7 million as compared to €14 million as of 31 December 2011.

Operating Activities

Net cash used in operating activities amounted to €3.5 million for the twelve months ended 31 December 2012 as compared to €2.1 million for the twelve months ended 31 December 2011. The negative cash flow from operations is primarily attributable to the operating losses in our various projects.

Investing Activities

Net cash used in investing activities amounted to €6.5 million for the twelve months ended 31 December 2012, as compared to €2.1 million for the twelve months ended 31 December 2011. The net cash used in investing activities during the twelve months ended 31 December 2012 is mainly attributable to the accounting effect of the change in the inclusion of CHL's results to the equity method (€5.7 million), the reporting on the Romania investment as discontinued in the amount of €0.6 million and the acquisition of fixed assets in the amount of €1.4 million, as offset by proceeds from the sale of the private jet in the amount of €1.7.

Financing Activities

Net cash from financing activities amounted to €3.1 million for the twelve months ended 31 December 2012, as compared to €3.8 million for the twelve months ended 31 December 2011. The net cash from financing activities during the twelve months ended 31 December 2012 is primarily attributable to the receipt of an additional loan from Queenco, as well as the proceeds from the November 2012 rights issuance as offset by repayment of loans (€1.3 million) and payments to the Municipality of Loutraki (€386 thousand).

Financial Risk Management

For a discussion of the Company's financial risk management, see note 35 to the Financial Statements.

RESPONSIBILITY STATEMENTS

The Directors of the Company certify that to the best of their knowledge:

(a)  the audited consolidated financial statements of the Company for the year ended December 31, 2012, prepared in accordance with IFRS, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company; and

(b)  the management report includes a fair review of the development and performance of the business and the position of the Company, together with a description of the principal risks and uncertainties that they face.